UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

China Ventures Inc.

___________________________________________

(Name of Small Business Issuer in its charter)

British Columbia, Canada	Note Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1118 Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

V6C 3L2

_____________________________________________

(Address of principal executive offices)

Issuer’s telephone number: (604) 683-6865

Securities to be registered under Section 12(b) of the Act:

None
Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common Shares

(Title of Class)

Not applicable

(Title of Class)

TABLE OF CONTENTS

PART I

ITEM 1

DESCRIPTION OF BUSINESS

ITEM 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

ITEM 3

DESCRIPTION OF PROPERTY

ITEM 4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

ITEM 6

EXECUTIVE COMPENSATION

ITEM 7

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8

DESCRITPION OF SECURITIES

PART II

ITEM 1

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER RELATED STOCKHOLDER MATTERS

ITEM 2

LEGAL PROCEEDINGS

ITEM 3

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4

RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5

INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART III

PART F/S

ITEM 1 INDEX TO EXHIBITS

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to the following:

•

Our limited operating history and history of losses;

•

Our need for cash flow from our operations and need for additional capital to expand our operations;

•

Our dependence on key personnel, our relationships with the Ministry of Education and various Provincial and Municipal Education Commissions in China and our relationships with printing companies in China.

•

Risks involving development of products and services for the Chinese educational market;

•

Risks related to the development of our new chain of kindergarten schools in China;

•

Our ability to compete effectively with competitors that have greater financial, marketing and other resources;

•

Our ability to manage our planned growth and integrate new business opportunities into our existing operations;

•

Our ability to protect our intellectual property rights and proprietary products;

•

Risks related to government regulation of the Chinese educational system and the distribution of textbooks;

•

Risks related to economic and political factors that could affect the Chinese educational markets for our products and services;

•

Our dependence on authors for our textbooks and educational materials; and

•

Other risks and uncertainties described under “Description of Business - Risk Factors” in this registration statement.

Our management has included projections and estimates in this registration statement, which are based primarily on management’s experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information that is publicly available.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

EXCHANGE RATE INFORMATION

Unless otherwise specified, all dollar amounts in this Registration Statement are stated in United States dollars (US$); however, certain of the information included in this Registration is presented in Canadian dollars (“CDN$”) and Chinese Renminbi (“RMB”).  On August 4, 2004 the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was $1.00 equals CDN$1.33.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the two most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Exchange Rate
U.S. Dollars in Canadian Dollars
High	Low

Month ended January 31, 2004	1.33	1.27
Month ended February 29, 2004	1.34	1.31
Month ended March 31, 2004	1.35	1.31
Month ended April 30, 2004	1.37	1.31
Month ended May 31, 2004	1.40	1.36
Month ended June 30, 2004	1.38	1.34

Average Exchange Rate
U.S. Dollars in Canadian Dollars

Fiscal year ended December 31, 2003	1.40
Fiscal year ended December 31, 2002	1.57

Our financial statements have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP, and stated in United States Dollars.  Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our audited consolidated financial statements for the year ended December 31, 2003, and our unaudited consolidated financial statements for the three-month period ended March 31, 2004.  Reference is made to Note 19 in our audited consolidated financial statements for the year ended December 31, 2003 and note 15 of our unaudited consolidated financial statements for the three-month period ended March 31, 2004 for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

Chinese Renminbi is pegged to the United States dollars therefore the exchange rate is stable.  Please see the following table for the average exchange rate of US$ into RMB:

Average Exchange Rate
U.S. Dollars in Chinese Renminbi

Fiscal year ended December 31, 2003	8.2773
Fiscal year ended December 31, 2002	8.2783

FOREIGN ISSUER

We, China Ventures Inc., are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, and in Rule 405 under the Securities Act of 1933, as amended.  Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Securities Exchange Act of 1934, as amended pursuant to Rule 3a12-3.

CONSENT TO SERVICE OF PROCESS

We filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities concurrent with this Registration Statement, which Form F-X is incorporated herein by reference.

PART I

ITEM 1

DESCRIPTION OF BUSINESS

We, China Ventures Inc., are focused primarily on the distribution and development of educational and training materials in China.  Our main target market is the students and teachers from kindergarten to grade 12 in China. We, through our subsidiaries in China, CEN Smart and TTTC, develop Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  In September 2003, we, through CEN Smart, expanded our product line and distribution network, to include Jilin and Jiangsu provinces, by acquiring NEB, a distributor of educational products in Changchun, China.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.  TTTC also expanded its distribution channels through a strategic alliance with Xinhua Bookstore, the largest retail bookstore chain in China.

Our History

We are a corporation organized under the Company Act (British Columbia).  We were incorporated as Copper Mountain Mines Ltd. on August 27, 1997.

Effective on March 31, 2000, Copper Mountain Mines Ltd. amalgamated with International Skyline Gold Corporation, and we continued as the amalgamated company under the name Copper Mountain Mines Ltd.

Effective July 25, 2000, we acquired CEN China Education Network Ltd., a private company engaged in providing educational services in China, through a plan of arrangement.  In connection with the plan of arrangement, we changed our name to China Ventures Inc.

Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our common shares currently trade on the TSX Venture Exchange in Canada under the trading symbol “CHV.”

Our principal corporate office is at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our phone number is (604) 683-6865.

We maintain a company website at www.chinaventuresinc.com.  Information contained on our website does not form part of this registration statement.

We have the following operating subsidiaries:

•

CEN China Education Network Ltd., which is wholly owned and was incorporated under the Company Act (British Columbia) on March 10, 2000.

•

China Education International Inc. and CEN China Education Overseas Corporation (“CEN Overseas”), each of which is directly or indirectly wholly owned and incorporated in the British Virgin Islands.

•

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN Overseas, which was established in China on April 24, 2001.

•

Today’s Teachers Technology & Culture Ltd. (“TTTC”), which was acquired on August 1, 2002. TTTC is a 70% owned subsidiary of CEN Smart and was established in China.

•

Northern Education Books Ltd. (“NEB”), which was acquired on September 26, 2003. NEB is an 80% owned subsidiary of CEN Smart and was established in China.

•

CVI Networks Inc., which is wholly owned, and Circumplex Networks, Inc. (“Circumplex”) (formerly China Ventures USA, Inc.), which was 80% owned in 2000, which were incorporated in Canada and the United States respectively, in August 2000.  In 2001, we increased our interest in Circumplex from 80% to 90%.  Circumplex is no longer active and is currently in the process of being dissolved.

•

ECN Solutions Ltd. (“ECN”) was established in China on December 28, 2000. ECN is an 80% owned subsidiary of Circumplex.  In 2002, we decreased our interest in ECN from 80% to 70%.  ECN discontinued its operations in 2002 and is no longer active.  We presented our share of losses from ECN as discontinued operations in 2002.

Unless the context otherwise requires, “we”, “us”, “our”, and “the Company” refers to China Ventures Inc.

Our Material Business and Corporate Acquisitions

We are involved in the distribution of educational products and related services in China.  We have been operating in China since 1997 and until recently managed businesses in education, technology and mining.  In 2002, we refocused our strategic efforts in China on niche markets in the education sector where we could establish a competitive advantage by developing products and services for underserved markets.  Consequently, during fiscal 2002, we elected to wind down our operations in the technology and mining sectors.  The major events or conditions that have influenced the general development of our business over the last three financial years are described below.

Acquisitions and Investments in 2001

Circumplex Networks, Inc. (“Circumplex”)

At April 1, 2001, we had an 80% interest in Circumplex, which made investments in ECN, a provider of wireless networking solutions and training services in China.  Effective on April 1, 2001, we acquired an additional 10% interest in Circumplex for $10,000.  The acquisition increased our interest in Circumplex to 90%.

ECN Solutions Ltd. (“ECN”)

ECN was established in Beijing, China, on December 28, 2000 and its primary business plan was to sell and operate wireless networking solutions and provide training services in China.  In February and March 2001, we, through Circumplex, invested a total amount of $1,208,000 for an 80% interest in ECN, for an effective ownership interest of 72%.  In December 2001, Circumplex’s ownership interest was reduced from 80% to 70% after ECN satisfied debt obligations by issuing additional ownership interests to a debt holder.  After giving effect to the reduction, our effective ownership interest in ECN was reduced to 63%.  ECN terminated its business operations in 2002 after failing to effectively commercialize its products and services.  In 2002, we recognized a net gain of $67,000 on the discontinued operations of ECN and wrote off all remaining assets of ECN, with the exception of two automobiles that are expected to be sold to satisfy the remaining liabilities of the business.  We also repatriated $400,000 of the cash held by ECN as part of the termination of its business.

CEN Smart Networks Ltd. (“CEN Smart”)

CEN Smart was established in Beijing, China, on April 24, 2001.  CEN Smart’s primary business is offering ESL educational learning systems for primary and middle schools in China.  In June and September 2001, our wholly owned subsidiary, CEN Overseas, invested an aggregate amount of $379,223 for a 90% interest in CEN Smart.

Acquisitions and Investments in 2002

Today’s Teachers Technology & Culture Ltd. (“TTTC”)

TTTC is a distributor of educational products based in China.  On August 1, 2002, we, through CEN Smart, acquired a 70% interest in TTTC, for an effective ownership interest of 63%.  The acquisition was accounted for using the purchase method and the results of operations of TTTC have been consolidated with our results from the date of acquisition.  We paid an aggregate purchase price for TTTC of $399,709, inclusive of acquisition costs, consisting of cash in the aggregate amount of $285,726 and 8,530,676 of our common shares valued at $113,983.  Of the 8,530,676 common shares, 7,030,676 common shares were issued on the acquisition date and valued at $0.011 per share based on the average market price of our common shares over the five day period before and after the date the final terms of the acquisition were agreed.  The remaining 1,500,000 common shares were issued on November 7, 2002, subsequent to the acquisition date, and represented agreed consideration to a non-related third party consultant for work performed directly in relation to the acquisition.  These common shares were valued at $0.025 per share based on the market price of our common shares on the date the consulting agreement was signed.

CEN Smart

In August 2002, our wholly owned subsidiary, CEN Overseas, made an additional capital contribution of $200,000 in CEN Smart.  Our 90% interest in CEN Smart remained unchanged after this additional capital contribution.

Anhui Richer

In 1998, we and a State Owned Enterprise (“SOE”) in China established Anhui Richer Mines Co. Ltd. (“Anhui Richer”) under the terms of an owner’s agreement.  We undertook to contribute $5,800,000 in cash or mining equipment to Anhui Richer on account for our 80% interest, and the SOE undertook to contribute $1,450,000 to Anhui Richer by transferring assets less liabilities relating to the Magushan Copper & Molybdenum Mine and the Xuanzhou Iron & Sulphur Mine for the SOE’s 20% interest.  The mines were operated by the SOE on behalf of and for the benefit of Anhui Richer.

Effective November 29, 2000, we and the SOE amended the owners’ agreement.  Under the terms of the amendment, our investment obligation was reduced from $5,800,000 to $750,000, and the Magushan Copper & Molybdenum Mine and the Xuanzhou Iron & Sulphur Mine was transferred from Anhui Richer to the SOE.  Subsequent to the execution of the amendment, we contributed $580,000 in cash to Anhui Richer for a total investment of $751,754 (including $171,754 invested in 2000).  The investment in Anhui Richer was accounted for on the cost basis.

In 2001, Anhui Richer ceased its exploration activities and we initiated discussions with the SOE to liquidate Anhui Richer and we wrote off our investment.  In 2002, we reached a final settlement agreement with the SOE that effectively forgave $144,859 owed by us to Anhui Richer, which was recognized as income in 2002.  We no longer hold any interest in Anhui Richer.

Acquisitions and Investments in 2003

Northern Education Books Ltd. (“NEB”)

NEB is a distributor based in China and specializes in the distribution of high school examination guides.  On September 26, 2003, we, through CEN Smart, acquired an 80% interest in NEB, for an effective ownership interest of 72%.  The acquisition has been accounted for using the purchase method and we consolidated the results of operations of NEB with ours from the date of acquisition.  We paid an aggregate purchase price for NEB of $895,720, inclusive of acquisition costs, consisting of cash in the aggregate amount of $97,508 and 5,693,472 of our common shares valued at $798,212.  Of the 5,693,472 common shares, 3,000,000 were issued on October 14, 2003 at $0.1375 (CDN$0.19) per share and the remaining common shares of 2,693,472 were issued on June 28, 2004 at $0.1433 (CDN$0.19) per share.  The total share consideration was based on three times audited profit after tax of NEB as of December 31, 2003 and management’s assessment of NEB’s performance during the last three months ended December 31, 2003.  The common shares were valued on the average market price of our common shares over the 5-day period before and after the date the final terms of the acquisition were agreed.

Jilin Wales Trading Company (“Jilin Company”)

On June 6, 2003, CEN Smart signed an agreement with Jilin Company to invest in a one-time English as a Second Language (ESL) project.  CEN Smart agreed to provide the funding for the research and the voice recognition technology for the ESL project.  Jilin Company agreed to be responsible for the content, editing, software production, and distribution.  We expect the ESL project  to be completed by December 2004.  The parties have agreed to share profits, if any, 50/50%.

Changchun Northern Educational Book Ltd. (“Changchun Ltd.”)

On October 27, 2003, NEB signed an agreement with Changchun Ltd. to invest in a one-time primary school book project. The total budget for this project is $24,135 (RMB200,000), of which NEB agreed to invest $15,688 (RMB130,000) and Changchun Ltd. agreed to invest $8,447 (RMB70,000).  The primary school book project is a project to create and distribute a primary book to meet specific requirements of a particular school district.  The parties have agreed to share profits, if any, 50/50%.  This projected was completed in April 2004.  Our share of the profit was $10,144 (RMB84,000).

Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”)

On October 27, 2003, NEB signed an agreement with Jilin Technology to invest in a one-time university investment book project.  As of March 31, 2004, NEB invested $64,553 (RMB534,964) in this project.  We expect the project to be completed by December 2004.  The parties agreed to share profits, if any, 50/50%.

In February 2004, NEB invested $37,708 (RMB312,500) for a one-time examination notes project for primary and secondary schools in Changchun Ltd.  This project was completed and we expect to  realize the profit from this project in September 2004.

In February 2004, NEB also invested $148,268 (RMB400,000) in a one-time book project with Changchun Culture Library Ltd.  We expect the project to be completed by November 2004.

Our Business

Overview

We are focused primarily on the distribution and development of educational and training materials in China.  In 2002, Chinese consumers spent more than $40 billion on education.  According to Eduventures.com, a United States based research firm, the forecast for education spending will climb to $90 billion in 2005.  This information is contained in a report dated February 2001, entitled “Education is the Import that China Really Wants.”  The report is an overview of the education market, and explores the Chinese government’s commitment in the education sector.  Our main target market is the kindergarten to grade 12 markets in China.

We, through our subsidiaries in China, CEN Smart and TTTC, develop Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.  Most of our revenues are derived from our interests in TTTC and its textbook distribution business.

In addition, we are exploring two new business opportunities:

•

The first is a business plan to establish a chain of kindergarten schools called “The New Happiness Kindergarten Schools,” following a recent decision by the Chinese Central Government to encourage private capital investment into the kindergarten sector.  TTTC is a leading developer of Kindergarten curriculum product.  TTTC is producing the only bilingual (Chinese and English) Kindergarten curriculum product approved by the Ministry of Education.  This curriculum is being tested by 300 kindergarten schools in China.  We plan to acquire majority interests in some of these kindergarten schools which are using our kindergarten curriculum.

•

The second is a web-based educational platform: www.csoll.com.  The platform will provide a variety of products and services targeted at the kindergarten to grade 12 market in China. This interactive system is designed to collaborate with the sectors of education, publishing, and distribution to provide students and teachers with quality products and solutions in a real-time operation.  The platform is being tested for 6 months in 542 schools in various regions in China. The objective of the test is to gauge the market response to this new system of distribution. Management is currently in discussion with the education authorities of several other regions in China to include these regions in the initial test.  The testing districts are in Beijing, Tianjin City and Hebei Province.  The proposed revenue sources are membership fees, download fees, distribution income, advertising, on-line consulting service, and hosting fees.

In addition, we, through our subsidiaries, invest in smaller joint venture projects such as the ESL project with Jilin Company, the primary school book project with Changchun Ltd. and the university investment book project with Jilin Technology.

Our growth has been primarily through acquisitions, and we may make additional acquisitions in the future.  Our business strategy is to develop, market and distribute educational products and services for the kindergarten to grade 12 markets in China.

The Chinese Educational System

Since 1949 when the People's Republic of China was founded, the Chinese government has considered education an important component of its economic development.  Recently, with the emergence of its market economy, education has become a priority in China.

According to the National Bureau of Statistics of China for 2003, the gross domestic product (“GDP”) of the country was calculated at $1.4099 trillion (~ RMB11.6694 trillion), with an annual real rate of GDP growth at 9.1%; 1.1 percentage points more than 2002.  The average Chinese family sets aside 10% of its savings for education according to the United Nations Educational, Scientific, and Cultural Organization.  We believe that many parents are willing to invest in their children for better and higher education because it is critical for their future opportunities and advancement.  The educational system in China is under pressure to reform and develop.  China understands the country's international competitiveness will depend greatly on the quality of its human resources.  On March 14, 2004, the second session of the 10th National’s People’s Congress concluded that China advocates “putting people first” as its development model. The Chinese government sets education as a strategic priority in the China Agenda for Education.

The Chinese central government, through the Ministry of Education, manages education in China at a macro level, responsible for carrying out related laws, regulations, guidelines and policies of the central government; planning development of education sector; integrating and coordinating educational initiatives and programs nationwide; maneuvering and guiding education reform countrywide.  To a large degree, the provincial governments are left to implement basic education through development of teaching plans to supplement the required coursework from the central Ministry of Education and the funding of basic education in poorer areas.  Provincial level governments have the main responsibilities for implementing basic education on a day to day basis.  China has set up an education system with government as the major investor and social partners as co-investors.

Since 1978, Chinese government has promulgated such codes as Degree Statute of the People's Republic of China, Law of Compulsory Education of the People's Republic of China, Law of Teachers of the People's Republic of China, Law of Protection over Juveniles of the People's Republic of China, Education Law of the People's Republic of China, Statute for Teacher's Eligibility and Law of Higher education of the People's Republic of China, and released more than ten sets of education administration regulations. The Ministry of Education, within its jurisdiction, has issued more than 200 sets of administrative rules and regulations, significantly facilitating development of education of different natures.

Education is funded by a variety of sources: schools directly controlled by the central government are generally funded from the central financial pool; schools controlled by local governments are supported by local governments, the Central Government and fund raising projects initiated by these schools themselves; schools sponsored by township and village governments and by public institutions are mainly financed by the sponsor institutions and subsidized by local governments; private schools are funded by sponsors (including collecting tuition from students and soliciting contributions).

In China, primary and secondary education takes 12 years to complete.  Primary education generally is six years, and junior middle school and senior middle school is three years each. Children generally begin primary school at the age of six.  In 1986, China passed the Compulsory Education Law of the People's Republic of China (the "Compulsory Education Law"), which dictates that nine years of compulsory education (grades 1 through 9) is to become mandatory and requires that Provincial and local governments take the necessary steps to ensure that all students receive at least the required nine years of education. The goal of the Compulsory Education Law, as well as the subsequent Guidelines for the Reform and Development of Education in China, put forth by the Chinese State Education Commission in 1993, was to universalize compulsory education and to eliminate illiteracy among the Chinese people. According to the Bulletin of Statistics on National Educational Development in 1999 issued by the Ministry of Education, the nine-year compulsory education has covered 80% of China's population since its inception.  In 2002, China began to aggressively incorporate English into its elementary school curriculum.

In 1999, there were approximately:

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582,300 primary schools countrywide with an enrollment of 135.5496 million students and enrollment rate of school-age children reached 99.09%;

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64,400 common junior middle schools nationwide with admission of 21.8344 million students and enrollment of 58.1165 million students; and

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14,100 common high schools nationwide with admission of 3.9632 million students and enrollment of 10.4971 million students.

On March 3, 2004, the State Council approved and disseminated the 2003-2007 Action Plan for Invigorating Education in the 21st Century, which was formulated by the Ministry of Education.  The plan recognizes the need to make China competitive in the world economy and provides a blue print to speed up educational reform and development in China.  The plan is based on two fundamental concepts to “Rejuvenating China Through Science and Education” and “Reinvigorating China through Human Resource Development.”  The objectives of the plan are to establish a well-to-do society and perfect the socialistic market economy in China.  The plan has the following guidelines:

Consolidate Achievements.  Consolidate and universalize the Nine-Year Compulsory Education plan in the areas inhabited by 92% of the population and eradicate illiteracy among young and middle-aged groups.  Maintain the achievements in senior secondary education, especially secondary vocational education and the achievements in mass higher education with a goal of a gross enrollment rate of 17%.

Deepen Reform.  Deepen educational reform gradually from macro level to micro level with overall planning and clear priorities. Promote reform and innovation in training modes, management system, curriculum, teaching methodologies and teaching content effectively.

Quality Improvement.  Further change governmental functions to carry out administration by laws, govern the practices in education strictly and strengthen management. While accelerating the development, regard quality improvement as the most important task to have a rational understanding of quality, improve the quality assessment system and guide the educational institutions into justified competition.

Continue Development.  Devotion to the educational development so that the public will have the access to high-quality education.  Consider the sustainable development of education as well as the cohesive development between education and economy and society.

Although China has had remarkable achievements in educational development and educational reform, it recognizes that it faces challenges for future educational development with an increasing demand for education and limitations on resources and capacity.  China recognizes that the infrastructure, teacher training, management system and operations of the educational system must be improved to meet the needs of modernization.  China has highlighted two strategic priorities to focus on major issues and define key solutions:

Rural Area Educational Development:  The comprehensive educational reform in rural areas will be deepened and the new management system with the county-level government as the main management body will be implemented.  In addition, the system for facilitating students with poor economic background will be improved and the efforts in building up a teaching cohort in primary and secondary schools will be further intensified.  Moreover, the “Programme for Modern Distance Education in Primary and Secondary Schools in Rural Areas” will be implemented as well.

Major Projects Initiative:  Six major projects are included into the 2003-2007 Action Plan to cover all the educational undertakings that must be completed before 2007:

1.

The ‘Project for Quality-Oriented Education in the New Century’ aims at promoting quality-oriented education, strengthening moral education in schools, deepening curriculum reform and the reform of evaluation system in basic education, actively developing senior secondary education, pre-school education and special education, thoroughly improving the physical well-being, moral integrity, and artistic attainment of the students, promoting the studies of Chinese language and Chinese characters.

2.

The ‘Programme on Innovation in Vocational Education and Training’ to change the mode of vocational education into an employment-oriented one and to adopt an ‘order-form style’ or ‘module style’ characterized by a close link between employers and vocational schools. We will speed up the cultivation of a large pool of urgently needed technical human resource, especially the senior technicians of all types to actively contribute the transfer of labor force from rural areas and agriculture to urban areas and non-agricultural industries.

3.

The ‘Programme on Teaching Quality and Teaching Reform in Higher Education Institutions’ places emphasis and efforts on the teaching reform and the establishment of an evaluation and quality assurance system.

4.

The ‘Programme on Employment Promotion for University Graduates’ to strengthen the construction of leadership system, operation mechanism, policy framework and service system for university graduates employment, and to deepen reforms both in and outside the domain of education orientated by the labor market.

5.

The ‘Educational Informationization Construction Programme’ to intensify efforts in infrastructure construction, resource building, talents training, and the application of IT inside the educational circle.

6.

The ‘Programme on Building Up A Competent Teaching and Administrating Cohort’  to prioritize personnel system reform for teaching staff to reinforce the management of school scale so that all the teaching positions and different units inside schools can be planned scientifically.  A teacher certificate system will be implemented with the policy of ‘accessing with qualifications, competing for vacancies, and working with employment contracts’. Additionally, this new Action Plan will further promote this practice and improve the teacher training system and the further education system for in-service teachers.

The plan emphasizes the use of information technology in education and training.  The plan also calls for an increase in financing for education and contains a commitment by the Ministry of Education to raise educational appropriations in the budgets of the Provinces.

Development of Teaching Materials

After the founding of the People's Republic of China in 1949, the Chinese government devoted attention to the preparation and production of school textbooks and other teaching materials.  In 1950, the Ministry of Education formulated curricular standards for primary schools.  In 1956, 1963, 1978 and 1986, four conservative sets of syllabuses of subjects taught in primary and secondary and secondary schools were formulated, and eight sets of school textbooks were complied and published by the People's Education Press for nationwide use in compliance with the requirements set in these syllabuses.

In 1992, syllabuses of various subjects taught in full-time primary and secondary schools were drafted to provide guidance for teaching and complying the textbooks used in primary and secondary schools within the nine-year compulsory education.  The new textbooks for regular senior secondary education linking the nine-year compulsory education which was implemented in 1993 in under pilot program in Shanxi Province, Jiangxi Province and Tianjin.

As China is a vast country with significant regional disparities in economics, and social development, it is quite understandable that the conditions of different schools varied, and consequently, this has led to the development of multiple sets of textbooks at various levels to meet the needs of different localities and with their own specific characteristics and styles.  For this reason, in 1986, the former Ministry of Education adopted a policy of diversifying the preparation and production of school textbooks in the whole country under the condition that unified basic requirements must be complied with.  In areas where conditions permit, regional educational departments, educational institutions, experts, scholars and individual teachers are encouraged to compile textbooks for subjects taught in primary and junior secondary schools in compliance with the basic requirements set forth in the syllabuses of nine-year compulsory education schooling. As a result, different sets of textbooks compete with each other bringing a radical change to the old practice in which only one set of textbooks was used throughout the whole country and promoting the prosperous development of school textbooks.  By 1998, there are over 2,000 books for local educational departments to choose and use in the light of their actual needs.  In addition, a lot of reference and manuals for teachers, illustrated booklets, atlas for school usage, wall charts, slides and audio-visual materials for classroom instruction or supplementary booklets for homework have been produced to complement and supplement the textbooks.  A number of items of computer software developed for school use have been produced.  The textbooks for special education have been compiled (by the State Education Commission) to meet the needs of special education development.  Many supplementary teaching materials with local color and flavor have been produced in many localities to meet the needs of local economic and cultural development.

To ensure the quality of textbooks and other teaching materials produced, a system of examination and approval of textbooks has been established in China.  All textbooks for obligatory subjects taught in primary and secondary schools have to be examined and approved by the State Textbooks Examination and Approval Committee before publication in terms of ideological content, scientific spirit and adaptability to classroom instruction.  The textbooks approved are allowed to be used by the local educational departments.  However, supplementary teaching materials with local figures are to be examined and approved by a Provincial-Level School Textbook Examination and Approval Committee and allowed to be used within the province concerned.

Our Distribution Business

We, through our subsidiaries, TTTC, CEN Smart and NEB, work in cooperation with the Ministry of Education and Provincial governments to develop Chinese and English language textbooks, ESL training materials and examination guides for the Chinese market.  Our strategy is to create a strong position in certain niche subject areas.  Chinese law prohibits private companies such as TTTC to act as publishers.  All publishers are state owned.  We work with certain of these state owned publishers and have cooperation agreements with them wherein we furnish the content and they publish the books on our behalf.

Our Products

We sell a variety of products to various Provincial and Municipal Education Commissions, which, in turn, distribute the products to the schools which they supervise.  These products include:

Textbooks:  TTTC’s major product line includes textbooks and other educational materials.  TTTC develops textbooks in the following subject areas:

Psychology:  TTTC produces 12 titles of psychology textbooks used in grades 1-12.  The textbooks are produced in the Chinese language.

Information Technology:  TTTC produces an Information Technology (IT) textbook designed for use in all Chinese markets.  The textbook is in the Chinese language and has been approved at the national level for use in grade 10.

Kindergarten Curriculum:  TTTC produces 15 titles of kindergarten materials which are used as part of a comprehensive kindergarten curriculum.

ESL Training Materials:  The major product line of CEN Smart is ESL (English as a Second Language) training materials.  These ESL training materials consist of four ESL textbooks used by schools, business and individuals to learn English as a second language.

Examination Guides:  NEB distributes high school examination guides.  These examinations guides are course or book outlines that assist students in preparing for high school examinations.  These examination guides are typically distributed though the Municipal Education Commissions.

Our Psychology textbooks have an average retail price per book of less than $1 (~RMB5), Information Technology textbooks have an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials have an average retail price per package of around $3 (~RMB25).  Our high school examination guides have an average retail price per book of around $1.25 (~RMB 10).

We develop products for niche markets that are underserved by larger competitors.  We target niches based on information obtained from the  Ministry of Education, provincial governments, educators, authors and education administrators.  In the last two years, we have discontinued a number of textbooks in certain subject areas to concentrate on niches where we believe we can establish a competitive market position.

Our Authors

Our textbooks and other published materials are written by various authors in China.  These authors are usually teachers, university professors or experts in field in which they publish.  We contract with the authors to create the content for our textbooks.  Under the terms of our contracts, we own the copyright on all materials produced by these authors.

We generally pay each author a fixed fee of  RMB50 to RMB100 (~$6 to $12) per 1,000 Chinese characters in each textbook produced and an assignment of the copyright to content they produce.  Each textbook contains approximately 200,000 to 300,000 Chinese characters depending on the subject.  We have also agreed to pay one author a royalty of 3% based on textbook sales of one textbook title.  We do not typically pay royalties.

We have used approximately 30-40 authors to produce textbooks and other learning materials for us.  We maintain a good relationship with these authors.

Our Printing and Distribution Systems

We contract with printing companies to print our textbooks and other materials.  The main printing companies that we use in China include Anhui Wuhu Printing Company in Wuhu, Tianjin Jixian Hongtu Printing Co. in Tianjin, Anhui Xinhua Printing Company in Hefe, Chengdu Junqu Printing Co. in Chengdu, and Sichuan Wuzhou Printing Co. in Wuzhou.  We select printers based upon quality, price and proximity to our end user.

We receive orders for educational materials by telephone, faxes, online or through orders taken by our sales persons who visit the various locations.  We generally print textbooks after orders are received.

Our printed materials are drop shipped to schools based on orders are received from the Education Commissions or through the Xinhua Bookstore system.  We recently expanded our distribution capability by signing a series of agreements with Xinhua Bookstore, the largest retail bookstore chain in China, whereby Xinhua Bookstore will distribute TTTC products to the Education Commissions.  Under the terms of these agreements, Xinhua Bookstore has agreed to distribute TTTC textbooks in various subject areas in the 13 Provinces.  Xinhua Bookstore has also agreed to promote, procure orders and distribute TTTC products to the school systems.  The distribution agreements have a term of one year.  Under the terms of these distribution agreements, we print textbooks to fill orders and ship the textbooks to Xinhua Bookstore for distribution.  Xinhua Bookstore pays us for the textbooks upon delivery and collects payment from the schools.  Xinhua Bookstore assumes the risks of collection.

Our Geographical Markets

We currently distribute products into the following Provinces:

Province	Products

Ningxia:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training, materials, examination guides

Guangdong:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides

Anhui:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides

Sichuan:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides

Hainan:	Psychology textbooks, Information Technology (IT) textbooks, Ecology text books, Kindergarten curriculum, ESL training materials, examination guides

Jilin:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides

Jiangsu:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides

Liaoning:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides

Our Sales and Marketing Strategy

Our sales and marketing strategy is to concentrate our resources on marketing products to niche markets. Currently, we focus our efforts on marketing Psychology textbooks, IT textbooks, Kindergarten curriculum products and high school examination guides in the Provinces mentioned above.

We employ sales persons that work with the Ministry of Education and Provincial Education Commissions to develop educational products.  Our sales force is also actively involved with educators in developing curriculums based on the products we produce.  Our sales persons visit provincial education officials, administrators, schools and teachers to market our products.

We recently entered into agreements with Xinhua Bookstore to promote, procure orders and distribute TTTC products to the schools.

On April 27, 2004, we announced the launch of a new web-based educational platform: www.csoll.com.  The platform provides a variety of products and services aimed at the kindergarten to grade 12 market in China.  We anticipate that csoll.com will allow us to market and sell our products using the Internet.

Governmental and Provincial Regulation and  Approval of Educational Materials

Every textbook we produce is subject to the approval of either the Central Government Ministry of Education or a Provincial Education Commission, depending upon the target market of the textbook.  We are not able to sell our products without such approvals.  Once the textbook has been approved by the relevant government authority, the textbook is then available for purchase by the school system.  The approval process is a two-step process.  The first step involves the creation of an outline to meet a specific requirement set out by either the Ministry of Education or by a Provincial Education Commission and a final approval of the finished product.  The approval process may take from three months to several years depending on the subject matter.  Once approval is received, the textbook producer is free to produce the textbook and offer it for sale in the jurisdiction that approved the outline either National or Provincial.  Each jurisdiction will have approved several textbooks in each subject area and all textbooks are placed on certain “approved lists” from which the schools in each jurisdiction can chose which textbook they will purchase.

Competition in the Textbook Business

According to Eduventures.com, a United States based research firm, the spending in the education sector in China will climb to $90 billion by 2005.  In the core subject areas of math, science and language arts, the competition is intense.  We focus on other niche areas such as Psychology, IT, Kindergarten curriculum development, high school examination guides, that we believe are not particularly well served by the large established textbook publishers and areas where there may be opportunities to establish a competitive market position.  Currently, we are one of the leading distributors of psychology textbooks in the kindergarten to grade 12 markets.

The major competitors producing Psychology textbooks in China include Kaiming Publishing House, Beijing Publishing House and Science Publishing House.  The major competitors producing IT materials in China include Beijing Normal University Publishing House, Shanxi Education Publishing House, Guangxi Education Publishing House and Encyclopedias Publishing House.  The major competitors producing Kindergarten materials in China include Fujian Children Publishing House, China Children Publishing House, Shanghai Children Publishing House and Beijing Normal University Publishing House.  Some of these competitors have substantially greater financial, marketing and other resources than us.

Our New Happiness Kindergarten Schools

On February 18, 2004, we announced our plan to start a new chain of kindergarten schools to be called the “New Happiness Kindergarten Schools”.  We expect that all our New Happiness Kindergarten Schools will use the kindergarten curriculum materials developed by TTTC and provide teaching instruction to teachers and educational services to children in English and Chinese.

Opportunity

The teaching materials and methods of Chinese Government-sponsored Kindergartens are not able to satisfy the demanding needs of parents searching for high quality learning environment.  At the same time, Chinese society has begun to demand that the Kindergarten curriculum be taught in English and Chinese.  Our New Happiness Kindergarten Schools use English and Chinese in their curriculum.

China has begun to aggressively incorporate English into its elementary school curriculum.  We believe that there are several factors that will continue to influence demand for English language education in China:

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China is the host of the 2008 Olympics and the Chinese government is beginning to initiate changes in the education system to include the English language as part of the curriculum;

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China’s entry into the World Trade Organization (WTO) is motivating China to internationalize its education systems;

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Many college graduates continue their academic careers in foreign countries where fluency in the English language is a necessity; and

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China has a long-term plan to diversify its enterprise and government agencies on a more international level.

According to the 2001 market survey by the National Bureau of Statistics of China, the kindergarten education market is comprised of 53 million children.  The Chinese government has recently been encouraging development of privately operated schools.

Governmental and Provincial Regulation and  Licensing

Education Commission and Administration for Industry and Commerce as well as Bureau of Civil Affairs, Bureau of Commodity Prices and Administration of Taxation must approve each Kindergarten school.

Our Kindergarten Schools

We intend to we open Kindergarten schools that provide education programs in an interactive environment that will assist in the development of English language skills.  We intend to use a variety of multimedia, Internet content, textbooks, workbooks and educational software authored by us as part of a comprehensive kindergarten curriculum.  We intend to use standard methods and specifications for each of our Kindergarten schools.

TTTC is producing the only bilingual (Chinese and English) Kindergarten curriculum product approved by the Ministry of Education.  This curriculum has been tested and is being used by 300 Kindergarten schools in China.  Our goal is to acquire interests in existing Kindergarten schools, assuming adequate capital is available, and to use TTTC’s bilingual Kindergarten curriculum in these schools.  We plan to create an ongoing revenue stream from tuition as well as through the sale of curriculum products.

Given our relationship with the Shanghai and Tianjin Education Commissions, we plan to open our first schools in these cities.  We are currently interviewing individuals to fill certain key management positions.  We have not acquired any Kindergarten schools and do not currently have sufficient capital to implement our acquisition strategy at this time.  We estimate that we will budget $150,000 - $200,000 in connection with the acquisition of each school.  There is no guarantee that we will be able to raise sufficient capital to implement our plan to establish our New Happiness Kindergarten Schools.

Our Sales and Marketing Strategy

We believe that the majority of parents will select a Kindergarten school based on education programs and curriculum offered by the school and based on the recommendations of other parents and teachers.  Our kindergarten curriculum has been tested in 300 Kindergarten schools and has received positive acceptance.  In some cases, the Kindergarten school is able to raise tuition rates based on the quality of our curriculum.

Our marketing strategy will be to build awareness of our New Happiness Kindergarten brand name and promote our Kindergarten curriculum through our existing relationships with the test schools.  We may acquire an interest in some of the test schools, assuming adequate financing is available.  We also intend to develop a sales force to market our schools and may engage in some advertising and promotional campaigns.

We may also promote our schools on our csoll.com platform and using an Internet website.

Competition

The English language instruction and educational services industry is highly fragmented, varying significantly among different geographic locations and types of consumers. Our ability to compete depends on our ability to improve existing or create new English language learning materials and courses to distinguish our New Happiness Kindergarten Schools from competitors.  Other providers of English language instruction to kindergarten students include individual tutors, small language schools operated by individuals and public institutions, and franchisees or branches of large language instruction companies, some of which operate internationally.  The smaller operations typically offer instruction in smaller day-care type settings while larger competitors offer services in institutional type settings at higher-prices.  As the demand for English language skills rises, competing English language instruction and materials providers are likely to try to strengthen their positions in the market by expanding their operations, pursuing strategic alliances and acquiring small competitors. This increasing competition may adversely affect our ability to implement our plan to establish our New Happiness Kindergarten Schools.

csoll.com - Our web-based educational platform

On April 27, 2004, we announced the launch of a new web-based educational platform: www.csoll.com.  The platform provides a variety of products and services aimed at the kindergarten to grade 12 market in China.  It is a comprehensive, multi-faceted, interactive system which brings together for the first time a number of key resources and organizations in the sectors of education, publishing, and distribution.  This provides students, teachers, and schools with practical solutions and products to cope with the tremendous changes now occurring in the Chinese educational system.  This interactive system brings together our expertise in education, publishing and distribution to provide students and teachers with quality products and solutions in a real-time manner.

The main revenue streams from the platform are anticipated to be membership fees from schools, teachers and students, download fees from individuals wishing to access educational content found on the website, distribution income from the sale of library reference books to school libraries in China through an exclusive arrangement with the Ministry of Education, advertising revenue, on-line consulting fees, hosting fees paid to the platform acting as a channel for other organizations wanting access to the education sector, and distribution income from the sale of education and non-education publications.

On April 27, 2004, we began a six-month test of the platform in 542 schools in various regions in China.  The objective of the test is to gauge the market response to this new system of distribution.  We are currently in discussions with the education authorities of several other regions in China to include these regions in the initial test.

Technology Platform

The platform http://www.csoll.com is comprised of two main services:

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online networking for both teachers and students, and

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a consultation service for teachers to interact with experts in various fields.

The networking system is designed to allow teachers and students to share their educational resources with others around the country and further improve the quality of education in China.  In exchange for an annual membership fee, individuals will be granted access to various lesson plans, notes, and other educational resources sourced from teachers and schools around the country.  These materials will be available for members to download at an additional cost.  These resources will be divided into various categories including coursework, teaching plans, and past examinations.  Furthermore, we plan to organize all resources according to membership level such that only qualified individuals will be able to access certain information, for example, only teachers will be allowed to access lesson plans.  In order to maximize participation by all members, thereby improving their own educational experiences as well as boosting platform revenues, a fair exchange mechanism will be integrated into the website to ensure maximum interaction.

All members will be able to manage their own resources and review any information transfer that takes place within the platform.  Users will be able to view their account balances, order further resources, and upload any pertinent information into the platform.  The payment system will also be integrated into the resource management component of the website.

The consultation service is designed for teachers to network with various experts around the country to further expand their knowledge base.  Teachers will be able to forward their problems to professors, scientists, and other experts.

Our initial budget for this project is $1,000,000.  Our plan is to promote the use of the platform by signing agreements with the Education Commission of each Province and some of the larger municipalities which will designate the platform as the sole distribution system for certain types of educational content.  We plan to customize the platform for each education commission to suit regional requirements and have budgeted $200,000 for each education commission.  Our major responsibility in these agreements will be to provide the capital requirement to construct each of the customized platform and to manage it thereafter.  The main responsibilities of the education commissions are to provide educational content and promote the use of the platform amongst the schools under their jurisdiction.

Our Sales and Marketing Strategy

Our initial marketing strategy is to rely on the various Provincial Education Commissions and the Ministry of Education of the Central Government to recommend to the school system to use the platform.  It is our intention to sign agreements with various Provincial Education Commissions, which will allow these organizations to share the profit with us from downloads of educational content.  We have signed an agreement with Anhui Guoxun Education, Science and Technology Limited (Anhui Guoxun Education) representing the Ministry of Education (Central Government) which gives TTTC the right to supply library books on the Ministry of Education equipment website.  TTTC will give Anhui Guoxun Education 20% of the profits from the sale of library books.  Given these profit sharing arrangements, we believe that these organizations will assist us in promoting the website.

After we are more adequately capitalized, we intend to use traditional marketing channels such as advertising on such websites as SINA.com, SOHO.com, CHINA.com, advertising in the printed media (newspapers, magazines).  We also intend to send marketing teams to various school districts in China to promote the platform.

Governmental and Provincial Regulation and  Licensing

csoll.com is currently a link to the website of the Equipment Division of the Ministry of Education.  TTTC is currently applying to the Ministry of Information Industry (MII) for a license to act as an Internet Content Provider.  This is expected take about 60 days and we expect to have our license in the fourth quarter of 2004.

Competition

While the potential exists for competition to provide some services and products of a similar nature, we believe that it would be very difficult for a competitor to provide a platform offering all the products and services that we currently offer.  This is because of the nature of the binding agreement we have signed which give us certain exclusive rights to provide these products and services.  As an example, our agreement with Zhongshang Xinhua Books Networks Co. Ltd. (ZXBN) gives us the exclusive right to provide ZXBN’s online book information to the education sector.  Another example is the agreement with the Anhui Guoxun Education, the company which operates the China Education Equipment website on behalf of the Ministry of Education, wherein we have been designated as the exclusive online subscription service and supplier of library reference books to the elementary and secondary school system in China.  The terms of the agreement state that TTTC will be responsible for the initial capital requirements to construct the website and will invest RMB500,000 (approximately $60,533).  It will have the responsibility for long term planning, construction, operation and management of the project.  It will be the exclusive supplier of library products on the website.  The profits on the sale of library products will be split 20% (Anhui Guoxun Education) and 80% (TTTC).  The agreement has a term of five years from August 11, 2003.

Our Research and Development

During the last two years, we spent approximately $94,000 on research and development efforts.  These research and development efforts consisted primarily of payments to authors related to the development of our textbooks and other educational materials and the development of technologies and software related to our csoll.com platform.

Our Employees

We currently have 51 full time employees and four part time employees.  Thirty full time employees and four part time employees are located in Beijing and employed by TTTC and CEN.  There are five people in sales, six in accounting, five in technology/network department, six in production, four administrative staff and four in shipping.  Eighteen full time employees are employed by NEB and located in Changchun.

Two full time management employees are employed at our principal office in Vancouver, British Columbia, Canada.

We have no collective bargaining agreements in existence in either the parent company or the subsidiaries.  We maintain good relations with our employees.

RISK FACTORS

We depend upon our subsidiaries in China and their affiliates to conduct our business in China.

Chinese practices and policies have limited contracting with non-Chinese entities in the education industry.  As a result, we do not directly own or operate certain of our material assets, nor are we a party to many of the contracts described in this registration statement.  Our business relationships are established with our Chinese subsidiary operating companies because we believe that the Ministry of Education prefers to contract with foreign companies in the sensitive industry of education.  As a result, our material agreements in China are entered into by our Chinese subsidiaries and all of our Chinese operations are conducted by our Chinese subsidiaries.

We and our affiliates and agents may not be able to enforce our agreements in China.

Chinese law governs most of our material agreements, many of which are with Chinese government entities.  As a result, there can be no assurance that we can enforce any of our material agreements or that remedies will be available outside of China. China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction. The inability to enforce or obtain a remedy under the foregoing agreements would have a material adverse impact on us.

We are subject to numerous Chinese rules and regulations which restrict the scope of our business and could have a material adverse impact on us.

We are subject to numerous Chinese rules and regulations, including, without limitation, restrictions on foreign ownership of Internet and education companies, and regulation of Internet content.  Many of the rules and regulations that we face are not explicitly communicated, but arise from the fact that education and the Internet are politically sensitive areas of the economy. We are not aware that any of our agreements, our current organizational structure or our proposed organizational structure is in violation of any Chinese governmental requirements or restrictions, explicit or implicit. However, there can be no assurance that we are in compliance now, or will be in the future. Moreover, operating in China involves a high risk that restrictive rules and regulations could change. Indeed, even changes of personnel at certain ministries of the Chinese government could have a severe negative impact on us. The determination that our structure or agreements are in violation of Chinese governmental rules or regulations would have a material adverse impact on us, our business and on our financial results.

We expect to have significantly increased operating expenses and capital expenditures in the future to support new product development and services, which will require additional capital that we currently do not have.

We are committed to developing our textbook business; CSOLL, our new web-based educational platform and our New Happiness Kindergarten Schools projects in China.  We anticipate that we will require additional funding to finance the expansion of our operations.  We estimate that we will invest approximately $1,000,000 developing our textbook business; $1,600,000 (assuming we secure agreements with three provinces) developing CSOLL, our new web-based educational platform and $500,000 (assuming we could acquire two to three kindergarten schools) developing our New Happiness Kindergarten Schools during the twelve month period beginning June 1, 2005.

In the past, we have funded our operations internally and equity financing.  We raised $1,727,944 cash  by issuing common shares during the year ended December 31, 2003, and $156,670 cash during the three-month period ended March 31, 2004.  We may be dependent upon continued access to financing sources to meet our capital requirements. We cannot make any assurance financing will be available on commercially reasonably terms, if at all.  The result of any such financings may be to substantially dilute the holdings of shareholders and could have a negative impact on the market price of our common stock.

We have a narrow product range and our business would suffer if our products become obsolete or consumption of them decreased

We derive a significant portion of our net sales from the sales of textbooks, educational materials and examination guides targeted at grades 1-12 in China.  We develop textbooks for narrowly focused subjects such as Psychology, Ecology, IT and Kindergarten curriculum.  Therefore, we are substantially dependent upon the sale of books to these markets.  Our business would suffer if consumption of these products decreased, if these products became obsolete or if competitors develop similar products.  Our business could be adversely affected by factors such as changes in the funding of large institutional users of books such as elementary, middle and high schools.

Our business is subject to seasonal and cyclical fluctuations in sales.

We experience seasonal fluctuations in our sales.  The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year.  The seasonality of the education market is significantly influenced by national, provincial and local school schedules and because textbook purchases by students are generally made just prior to the start of the school year in the autumn.  We are required to produce significant amounts of inventory prior to those periods in order to meet customer delivery requirements.  This seasonality causes significant pressure on us to monitor production and distribution accurately to satisfy these delivery requirements.  To a lesser extent, the cyclicality of our business is also attributable to fluctuations in paper prices and printing costs.  Lower than expected sales during the adoption period of a new title or a general economic downturn in our market or industry could have a material adverse effect on the timing of our cash flows and, therefore, on our ability to service our obligations.

We depend on certain key personnel to manage our business effectively.

Our success will depend on successfully recruiting and retaining highly skilled and experienced authors, teachers, managers, sales persons and other personnel who can function effectively in China.  In some cases, the market for these skilled employees is highly competitive.  We may not be able to retain or recruit such personnel, which could materially in adversely affect our business, prospects and financial condition.

We have only begun the process for developing the technology for our new web-based educational platform that will allow us to provide electronic delivery of information via Internet.

We are in the process of developing our new web-based educational platform.  We have not yet developed all of the technology that will allow us to commercially and securely deliver documents electronically over the Internet.  As a result, we may face the following technical and security concerns:

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corruption of content with viruses or other means;

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safety of end users computer systems;

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ability to deliver our products in a timely and consistent manner;

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lack of an adequate payment mechanism through which our customers can pay us

While we are currently developing software and systems to address such technical and security concerns, we cannot guarantee that we will complete such development in a timely and efficient manner.  If our systems are ineffective, we may be unable to launch our new web-based educational platform, which we believe is a critical component to our business and growth strategy.

We may not be successful in protecting our intellectual property and proprietary rights.

We rely on authors and educators to develop our textbook and educational curriculum products.  These products are primarily protected by copyrights.  Our proprietary software products are primarily protected by trade secret laws.  We execute agreements with our authors and confidentiality and non-disclosure agreements with our software development employees and contractors.  We limit access to and distribution of our proprietary information and source code.  On October 27, 2001, China's National People's Congress passed new copyright laws that specifically cover software and significantly expanded the rights of copyright owners.  We do not know what impact, if any, these new laws will have on our relationships with our authors.

Our success depends upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. We have adequately protected our proprietary technology, and we will take all appropriate and reasonable legal measures to protect it, a competitor's use of our processes could have a material adverse effect on our business, financial condition and results of operations.

On January 13, 2003 TTTC applied to the trademark office of the Chinese State Administration of Industry and Commerce to register the "New Thinking" name as a trademark.  The application has been approved.  There can be no assurance that the New Thinking name will be permitted as a registered trademark in China and therefore, other companies may be free to use the New Thinking name in competing or other businesses which could have a material adverse effect on our business.  TTTC has registered “New Supplementary to Study” as a trademark effective from May 7, 2004 to May 6, 2014.

Others may bring defamation and infringement actions against us, which could be time-consuming, difficult and expensive to defend.

As a distributor of textbooks and related educational materials, we face potential liability for negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute.  Any claims could result in us incurring significant costs to investigate and defend.  We do not carry general liability insurance that would cover any potential or actual claims.

The launch of any suit against us or any of our affiliates, successful or unsuccessful, could require us to suspend or discontinue the distribution of textbooks or require us to allocate resources to investigating or defending claims.

We depend upon the acquisition and maintenance of numerous licenses to conduct our business in China.

We are dependent upon numerous licenses in China, including, without limitation, general business licenses, and education service provider license to conduct our business.  While we believe that all steps necessary to maintain these licenses have been taken and will be taken, the loss or failure to obtain renewals of these licenses will have a material adverse impact on our business and financial condition.

Our growth may be inhibited by the inability of potential customers to fund purchases of our products and services.

Many Chinese schools, especially those in rural areas, do not have sufficient funds to purchase textbooks, educational materials or computers to use our web-based educational platform.  In addition, provincial and local Chinese governments may not have the funds to support the implementation of a curriculum using our educational products, which currently focus on Psychology and English.  Accordingly, we may not be able to sell our products and services to schools in certain areas of China until they are able to procure the necessary funding, which may substantially inhibit our growth.

The lack of teachers trained in the use of our products may inhibit schools from using them.

In order to use our textbooks, products and services, appropriate teacher's training is necessary. Accordingly, we are and will continue to offer training in seminars through our branch offices.  However, we may not have the necessary resources to provide training for all teachers and their needs.  Schools that do not receive training cannot effectively use our curriculum, textbooks, products and services and are unlikely to purchase them.  The failure to increase teacher training could have a material adverse impact on the growth prospects of our business.

We face competition in each of our lines of businesses.

Many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese educational market place.  We may be unsuccessful in our attempts to compete, which would have a material adverse impact on our business and financial conditions.

We face the risk that changes in the policies of the Chinese government could have significant impacts upon the business we may be able to conduct in China and the profitability of such business.

The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals.  Policies of the Chinese government can have significant effects on the economic conditions of China.  The Chinese government has confirmed that economic development will follow a model of market economy under socialism.  Under this direction, we believe that the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.  A change in the trend towards economic liberalization may materially affect our business, prospects and financial condition.

Inflation in China could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the Chinese government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austerity policy can lead to a slowing of economic growth.

An outbreak of Severe Acute Respiratory Syndrome (“SARS”) may adversely affect our results of operations.

In March 2003, Guangdong Province of China, Hong Kong, Singapore, Taiwan and several other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia.  In the future, if any of our employees or students is suspected to have contracted SARS, under certain circumstances such employees, students and affected areas of our premises may have to be quarantined.  As a result, we may have to temporarily suspend all or part of our operations.  Furthermore, a future outbreak of SARS may negatively impact our ability to effectively market our products and services.  We cannot rule out the possibility of a future outbreak or predict the effect any such future outbreak could have on our business.

Regulation of the Internet by the Chinese government could affect our ability to operate in China as well as our profitability.

China regulates its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector and the existence and enforcement of content restrictions on the Internet.  Our web-based educational platform initiative must comply with Chinese laws and regulation.  There are, however, substantial uncertainties regarding the proper interpretation of current Chinese Internet laws and regulations.

Issues, risks and uncertainties relating to Chinese government regulation of the Chinese Internet sector include, without limitation, the following:

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a prohibition of foreign investment in businesses providing value added telecommunication services including computer information services or electronic mailbox services, may be applied to Internet related businesses our web-based educational platform. Some officials of the Ministry of Information have taken the position that foreign investment in the Internet sector is prohibited.

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The Ministry of Information has stated recently that it intends to adopt new laws or regulations governing foreign investment in the Chinese Internet sector in the near future. If these new laws or regulations forbid foreign investment in the Internet sector, they could severely impair our business.

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The Ministry of Information has stated recently that the activities of Internet content providers are also subject to regulations by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. Areas of regulation may include online advertising and online news reporting. In addition, the new laws and regulations may require various Chinese government approvals for securities offering by companies engaged in the Internet sector in China.

The interpretation and application of existing Chinese laws and regulations, the stated position of the Ministry of Information and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investment in the Internet sector, and the businesses activities of Chinese Internet businesses, including our business.

Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violate existing or future Chinese laws and regulations. It is also possible that new laws and regulations governing the Chinese Internet sector will prohibit or restrict foreign investment in our proposed businesses and operations, affect other aspects of our proposed businesses and operations or require governmental approvals. In addition, these new laws and regulations may be retroactively applied to us.  If the relevant Chinese authorities find us to be in violation of any existing or future Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

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Levying fines;

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Revoking our business and other licenses;

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Requiring that we restructure our ownership or operations;

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Requiring that we discontinue any portion or all of our Internet related business; and

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Any of these actions could have material adverse impact on our business and financial condition.

We are subject to currency exchange rate risks and limitations on our ability to convert Chinese currency.

China's national currency, the “Yuan” or “Chinese Renminbi”, is not a freely convertible currency. Effective January 1, 1994, the Chinese foreign exchange system underwent fundamental changes. This reform was stated to be in line with China's commitment to establish a socialist market economy and to lay the foundation for making the Yuan convertible in the future. The currency reform is designed to turn the dual exchange rate system into a unified and managed floating exchange rate system.

A China Foreign Exchange Trading Centre was formed in April, 1994 to provide an interbank foreign exchange trading market whose main function is to facilitate the matching of long and short term foreign exchange positions of the state-designated banks, and to provide clearing and settlement services. The People's Bank of China publishes the state managed exchange rate daily based on the daily average rate from the previous day's interbank trading market, after considering fluctuations in the international foreign exchange markets. Based on these floating exchange rates, the state-designated banks list their own exchange rates within permitted margins, and purchase or sell foreign exchange with their customers.

The State Administration of Foreign Exchange ("SAFE") administers foreign exchange dealings and requires that they are transacted through designated financial institutions. All Foreign Investment Enterprises ("FIEs") may buy and sell foreign currency from designated financial institutions in connection with current account transactions, including, but not limited to, profit repatriation. With respect to foreign exchange needed for capital account transactions, such as equity investments, all enterprises in China (including FIEs) are required to seek approval of the SAFE to exchange Yuan into foreign currency. When applying for approval, such enterprises will be subject to review by the SAFE as to the source and nature of the Yuan funds.  According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

There can be no assurance that the Yuan relative to other currencies will not be volatile or that there will be no devaluation of the Yuan against other foreign currencies, including the U.S. dollar.

We are subject to uncertainty related to the tax systems in China

We, through its subsidiaries, conduct a significant amount of our business in China.  China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others.  Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent.  Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict.  Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. This growth will lead to an increase in the responsibilities of existing personnel, the hiring of additional personnel and expansion of our scope of operations. There can be no assurance that we will be able to raise the required financing or control and manage this future growth.

Due to budgetary concern and the nature of our business and assets, management of the Company has determined not to maintain fire, theft or liability insurance at this time. There can be no assurance that any insurance coverage will be available to us in the future to cover losses or liability should we determine to obtain such insurance.

A significant amount of our common stock is reserved for issuance upon the exercise or conversion of outstanding securities; the issuance of such stock could significantly dilute the percentage ownership of our stock by existing stockholders and depress the market value of our stock.

As of June 24, 2004 we had the following convertible securities outstanding:

11,562,000 options to purchase our common stock with exercise prices ranging from CDN$0.17 to CDN$0.24 (~$0.114 to $0.183).

3,379,250 warrants to purchase our common stock with exercise prices ranging from CDN$0.17 to CDN$0.20 (~$0.128 to $0.147).  The total warrants include:

On January 8, 2004, the Company issued 1,000,000 warrants to purchase common shares for a period of two years exercisable at  CDN$0.17 ($0.128) per share.  This was part of a unit offering.

On April 21, 2004, the Company issued 2,379,250 warrants (including 37,500 warrants in connection with brokerage commission to First Associates Investment Inc.) to purchase common shares for a period of two years at CDN$0.20 ($0.147) per share.  This was part of a unit offering.

If the holders of these instruments convert them into our common stock, it will dilute the percentage ownership interest of current shareholders. It may also depress the price of our common stock, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

Our operating results have fluctuated and may continue to fluctuate widely.

Our business is a seasonal business with the bulk of the revenues occurring in the 3rd and 4th quarters as students commence the new school term.  Our business is growing at a very rapid pace.  Quarterly and annual operating results have varied widely in the past and may continue to do so in the future.  Fluctuations in quarterly and annual results may adversely impact management's ability to accurately project the available revenue necessary for growing sales and revenue through internal funding.  Because we have a limited operating history and future operating results may be below the expectations of securities analysts and investors, the market price of our common stock may decline.

We have never paid cash dividends and are not likely to so in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

There is currently no trading market for our common shares in the United States.

Our common shares are quoted on the TSX Venture Exchange and therefore have only a limited trading market.  We do not know if a more active trading market will ever develop. Investors may be unable to sell their shares due to our limited trading market.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other software companies, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Our financial statements have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP, and stated in United States Dollars.  Financial information should read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our audited consolidated financial statements for the year ended December 31, 2003, and our unaudited consolidated financial statements for the three months ended March 31, 2004.  Reference is made to Note 19 in our audited consolidated financial statements for the year ended December 31, 2003 and note 15 of our unaudited consolidated financial statements for the three month period ended March 31, 2004 for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operation contains "forward looking statements."  Actual results may materially differ from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth in this report.  Although management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be different from the expectations expressed in this Registration Statement.

Overview

We, China Ventures Inc., are focused primarily on the distribution and development of educational and training materials in China.  Our main target market is the students and teachers from kindergarten to grade 12 in China. We, through our subsidiaries in China, CEN Smart and TTTC, develop Psychology, IT, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  In September 2003, we, through CEN Smart, expanded our product line and distribution network, to include Jilin and Jiangsu provinces, by acquiring NEB, a distributor of educational products in Changchun, China.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.  TTTC also expanded its distribution channels through a strategic alliance with Xinhua Bookstore, the largest retail bookstore chain in China.

Results of Operations

Year ended December 31, 2003 compared year ended to December 31, 2002

In 2003, we continued to expand its business in China.  On a consolidated basis, our total net revenue in 2003 was $4,711,000, including distribution income of $369,600.  Our cost of sales was $2,726,000 for the year ended December 31, 2003.  This compared to total revenue of $2,051,000, including distribution income of $660,000, and cost of sales of $1,030,000 for the year ended December 31, 2002.  Our net loss decreased by 88% to $97,200 for the year ended December 31, 2003, compared to a net loss of $779,764 for the year ended December 31, 2002.  Year-over-year, revenue increased significantly due to additional contracts with several Education Commissions in China, and a strategic alliance with Xinhua Bookstore.  We expect revenues to increase in 2004 as we expand the number of titles we produce and our customer and geographic base.

Our sales revenue is mainly derived from the sale of textbooks and related educational materials.  Distribution income is net income paid to us directly by certain publishers who have sold finished products to customers.  These publishers accept all responsibility and risk of production cost of these products and pay us a negotiated percentage of final retail sales or a fixed fee.

Our revenue is mainly derived from our subsidiaries, CEN Smart, TTTC and NEB.  Our gross profits increased by 94% to $1,986,000 for the year ended December 31, 2003, from $1,022,000 for the year ended December 31, 2002.  However, our gross profit margin was 42% for the year ended December 31, 2003, compared to 50% for the year ended December 31, 2002.  The decrease in gross profit margin was due to the increase in cost of sales relative to revenue in a comparative figure between the years ended December 31, 2002, and 2003.

On a consolidated basis, our expenses increased from $1,034,865 for the year ended December 31, 2002, to $1,780,109 for the year ended December 31, 2003.  However, the ratio of expenses to revenue for the year ended December 31, 2003, has decreased to 38% from 51% compared to the previous year as a result of increased incremental sales.  Our net loss per share decreased by 83% to $0.001 for the year ended December 31, 2003, from $0.006 for the year ended December 31, 2002.

The following is a discussion of certain major expense categories:

Bad debts

We had $214,617 in bad debts written off for the year ended December 31, 2003 (2002: $nil).  This was mainly due to the aged receivables in TTTC’s operations.

Consulting and accounting

We had a total of $141,266 of consulting and accounting fees for the year ended December 31, 2003 (2002: $245,189).  The 2002 figure included a one-time bonus of $191,304 to a consultant for managing the operations of CEN Smart.  The consulting fee included $49,797 in 2003 (2002: $nil) paid to Cavalcanti Hume Funfer Inc., which provided us with investor relations advisory services.

Accounting fees totaled $65,736 in 2003 compared to $36,284 in 2002.  We anticipate accounting fees may increase in 2004 due to increased accounting and internal control costs related to corporate governance and other regulatory changes in Canada and the filing of this Registration Statement.

Foreign exchange loss

We had a $71,120 foreign exchange loss for the year ended December 31, 2003 (2002: $15,028).  Our reporting currency is the United States dollar.  The exchange rate of the Chinese Renminbi (“RMB”) against U.S. dollar was stable throughout the year and there was a slight foreign exchange gain of $2,055 in 2003.  However, due to the strong Canadian dollar (“CDN”) relative to the U.S. dollar in 2003, there was a foreign exchange loss of $73,175 on the financial results of our principal office operations.

Interest

We had $8,646 in interest expense for the year ended December 31, 2003 (2002: $33,425).  In 2003, we repaid $561,385, including short-term and long-term debts bearing interest at 20%, to reduce the total short-term and long-term loans to $188,814.  Interest expense was offset by $2,540 in interest income for the year ended December 31, 2003 (2002: $40,736).  The decrease in the interest income was due to a one-time interest income of $26,569 from a textbook distribution project in 2002.

Legal and audit

We had $141,103 in legal and audit fees for the year ended December 31, 2003 (2002: $82,573).  Legal fees incurred by our head office were $64,786 for the year ended December 31, 2003, compared to $22,180 for the year ended December 31, 2002.

We incurred a significant increase in legal fees due to the increase in the number of financings completed by the Company, the acquisition of NEB and our evaluation of the process required for seeking a listing in the United States.  Audit fee incurred by our head office was $23,717 for the year ended December 31, 2003, compared to $28,893 for the year ended December 31, 2002.  The decrease was due to the change of Canadian auditors from KPMG LLP to MacKay LLP in 2002.

Our subsidiaries in China incurred legal fees totaling $13,933 for the year ended December 31, 2003, compared to $16,938 for the year ended December 31, 2002; and audit fees of $38,667 for the year ended December 31, 2003, compared to $14,562 for the year ended December 31, 2002.

Media services

We incurred $17,270 in media related expenses in connection with news and media releases in 2003 (2002: $3,434) due to the increase in corporate and business activities.

Office

We incurred office expenses, including office administration, rental, postage, telephone, repairs and maintenance, of $226,249 for the year ended December 31, 2003 (2002: $148,745).  The increase was mainly due to our increased operations in China and our acquisition of NEB.  TTTC was acquired in August, 2002; therefore, our consolidated office expenses in 2002 only reflected TTTC’s office expenses for four months.  TTTC’s office expenses were $141,224 for the twelve-month period ended December 31, 2003, compared to $65,605 for the four-month period ended December 31, 2002.  In addition, administration expenses increased due to the significant increase of sales activities and textbook shipments.

Regulatory fees and annual report

We incurred regulatory fees and report expenses of $54,089 for the year ended December 31, 2003 (2002: $10,469).  The increase was due to an increase in financing activities and reporting activities and increased costs related to preparing, printing and mailing materials for our annual report in 2003.

Salaries and benefits

We incurred salaries and expenses of $372,585 for the year ended December 31, 2003 (2002: $274,314).  The increase was primarily due to our expansion of our operations in China and our acquisition of NEB in August, 2002.  Our consolidated salaries expenses in 2002 reflected TTTC’s salary and benefit expenses for the four-month period after the acquisition.  TTTC’s salaries and benefits expenses were $185,776 for the twelve-month period ended December 31, 2003, compared to $56,517 for the four-month period ended December 31, 2002.  TTTC had over 30 full and part-time employees in 2003.

Salaries expenses for our principal corporate office personnel decreased by 26% to $139,110 in 2003 from $188,876 in 2002, as a result of layoffs of three employees in July, 2003 in an effort to reduce our overhead.  Salary expenses at our principal corporate office consisted of salaries paid to our Chairman and our President.

We incurred other salary expenses of $47,699 in 2003, including NEB’s salaries expense of $15,563 for the three-month period ended December 31, 2003, and CEN Smart’s salaries expense of $32,136 for the twelve-month period ended December 31, 2003, compared to $28,921 in 2002.

Stock-based compensation

We incurred stock-based compensation expenses of $152,497 for the year ended December 31, 2003 (2002: $nil).  Effective January 1, 2003, we adopted, on a prospective basis, the recommendations of CICA Handbook, Section 3870, Stock-based Compensation and Other Stock-based Payments.  The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.  Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.  For more information, please refer to note 12 of our consolidated financial statements.

Travel

Travel expenses were $111,707 for the year ended December 31, 2003 (2002: $48,985).  This significant increase was due to operations in TTTC, including sales and marketing activities for promoting book sales and building relationships with potential customers in different cities and provinces, and staff training benefits in different cities.  TTTC’s total travel expenses were $93,976 in 2003 compared to $28,171 in 2002.  The other travel expenses were $17,731 in 2003 compared to $20,814 in 2002.

Quarter ended March 31, 2004 compared to quarter ended March 31, 2003

We continued to expand its business in China during the first quarter ended March 31, 2004. On a consolidated basis for three months ended March 31, 2004, our total net revenue was $560,265, including distribution income of $5,029. Our cost of sales was $403,071 for three months ended March 31, 2004. This is compared to total net revenue of $128,679 and cost of sales of $94,324 for three months ended March 31, 2003.

Our net loss decreased by 52% to a net loss of $150,262 for three months ended March 31, 2004 compared to a net loss of $313,267 for three months ended March 31, 2003.  Our sales revenue is mainly derived from the sale of textbooks and related educational materials.  Distribution income is net income paid to us directly by certain publishers who have sold finished products to customers. These publishers accept all responsibility and risk of production cost of these products and pay us a negotiated percentage of final retail sales or a fixed fee.

Our revenue was mainly derived from our subsidiaries, CEN Smart, TTTC, and NEB.  Our gross profits increased by 358% to $157,194 for three months ended March 31, 2004 from $34,555 for three months ended March 31, 2003. Our gross profit margin increased to 28.1% for three months ended March 31, 2004 compared to 26.7% for three months ended March 31, 2003.  The slight increase in gross profit margin was due to cost efficiencies.

Our business operations are highly seasonal because textbook purchases by students are generally made just prior to the start of the school year in the Fall.  In order to decrease the seasonality of our business, we have increased our distribution network and are attempting to diversify our product lines.  In addition, we established a strategic alliance with Xinhua Bookstore and signed a number of exclusive right agreements with different municipals and provinces.  We believe we made good progress during the first quarter of 2004 with consolidated net revenue of $560,265 compared to $128,679 for the same period in the previous year. Early this year, we announced two proposed business opportunities in China, which we intend to pursue assuming adequate financing is available.  These new plans are expected to expand the scope and diversity of our operations.  We cannot assure you that sufficient financing will be available or that our planned business opportunities will result in commercially viable business segments.

On a consolidated basis, our expenses decreased to $323,279 for three months ended March 31, 2004 from $421,063 for three months ended March 31, 2003. The ratio of expenses to revenue for three months ended March 31, 2004 decreased to 58% from 327% compared to the same period last year.  The significant decrease was due to the cost cutting and cost management of TTTC’s operations.  The total expenses of TTTC have decreased by 34% to $128,556 for three months ended March 31, 2004 from $195,912 for the same period in the previous year.

Our net loss per share decreased by 60% to $0.001 for three months ended March 31, 2004 from $0.003 for the same period in the previous year.

The following is a discussion of the certain major expense categories:

Consulting and accounting

We paid consulting and accounting fees of $32,788 for three months ended March 31, 2004 (2003: $40,378).  Consulting fees included $9,792 for three months ended March 31, 2004 (2003: $10,994) paid to Cavalcanti Hume Funfer Inc. for investor relations advisory services.  In April 2004, we terminated the contract with Cavalcanti and only use their services on an ad-hoc basis.

Consulting fees also included $11,297 (2003: $14,537) for consulting projects for three months ended March 31, 2004.  Fees during the first quarter 2004 included $8,111 paid to a consultant for financing advisory services.  Fees during the first quarter 2003 included a few one-time payments to consultants, such as $8,062 for a research report, $3,844 for financial advisory services from KPMG LLP, and $2,631 for an ESL project.

Accounting fees totaled $11,699 for three months ended March 31, 2004 compared to $14,847 for the same period last year.  Accounting fees have slightly decreased due to payment terms being changed from hourly rate to a fixed fee basis.  Accounting fees may increase in future periods due to increased regulation and reporting requirements.

Foreign exchange loss

We had a foreign exchange gain of $2,429 for three months ended March 31, 2004 compared to $14,760 in foreign exchange loss for three months ended March 31, 2003.  Our reporting currency is United States dollar, and we conduct operations in China and Canada.  The exchange rate of the Chinese Renminbi (“RMB”) against U.S. dollar was fairly stable.  We had a small foreign exchange loss of $416 on the financial results of all operations in China for three months ended March 31, 2004, and a slight foreign exchange gain of $2,845 on the financial results of our principal corporate office operations for three months ended March 31, 2004 due to a strong U.S. dollar relative to Canadian dollar.

We had a foreign exchange loss of $16,494 due to the strong fluctuation of Canadian dollar relative to U.S. dollar.

Interest

We incurred interest expense of $3,375 for three months ended March 31, 2004 (2003: $29,886).  We repaid over $170,000 long-term debts bearing interest at 20% during 2003 to reduce the debt load, resulting in a significant decrease of interest expense in 2004.  We incurred $276 in interest income for three months ended March 31, 2004 (2003: $263).

Legal and audit

We incurred legal and audit fees of $18,538 for three months ended March 31, 2004 (2003: $27,323). Legal fees in our principal corporate office were $9,390 for three months ended March 31, 2004 compared to $23,489 for the same period last year. The nature of the audit fees was mainly for regulatory reporting and general corporate matters. In the last half of 2003, we implemented changes to reduce costs related to transmitting our Sedar and regulatory filings, which resulted in a significant decrease of legal fees and disbursement for the first quarter 2004.

Audit fee provision in our principal corporate office was $9,148 for three months ended March 31, 2004 compared to $3,834 for the same period last year. The increase was due to the increasing operational activities of the Company, an additional subsidiary with the recent acquisition of NEB, and advisory services on the new rules and regulations of Canadian Public Accounting Board and other regulatory requirements.

Media services

We incurred $1,520 in expenses related to media services for three months ended March 31, 2004 (2003: $6,167).  Media services included services related to the media relations, press releases and shareholder communications.

Office

We incurred $52,756 in office expenses, including office administration, rental, postage, telephone, transportation, repairs and maintenance for three months ended March 31, 2004 (2003: $59,622). The decrease in office expenses was primarily due to a reduction in expenses of TTTC and CEN Smart.  TTTC’s office expenses were $34,821 for three months ended March 31, 2004 compared to $39,921 for the same period last year. TTTC’s management implemented a cost cutting and cost management plan in order to control indirect expenses.  CEN Smart’s management also carried a cost-saving plan to reduce indirect cost of the operation.  CEN’s office expenses were $8,709 for three months ended March 31, 2004 compared to $11,860 for the same period last year.  NEB’s office expenses were $1,645 for three months ended March 31, 2004 (2003: $nil).  Office expenses for our principal corporate office were $7,581 for three months ended March 31, 2004 (2003: $7,841).

Salaries and benefits

We incurred $104,729 in salaries and expenses for three months ended March 31, 2004 (2003: $78,846). The increase was mainly due to new hires in TTTC and CEN Smart and the acquisition of NEB in September 2003.  TTTC hired two technical staff in the telecommunication department to support new development projects.  For three months ended March 31, 2004, TTTC’s salary expenses were $42,259 (2003: $41,185).  CEN Smart hired one design staff to assist with its educational projects.  For three months ended March 31, 2004, CEN’s salary expenses were $8,348 (2003: $7,838).  NEB’s salary expenses were $17,745 (2003: $nil) and our principal corporate office’s salary expenses were $36,377 (2003: $29,823) for three months ended March 31, 2004.  The salary expenses at principal corporate office consisted of salaries and benefits paid to our Chairman and our President.  There was no salary change compared to the first quarter of 2004 and 2003. The increase was due to staff benefits not included in the first quarter of 2003.

Stock based compensation

We incurred $22,017 in expenses related to stock based compensation for three months ended March 31, 2004 (2003: $28,548).  Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870, Stock based Compensation and Other Stock-based Payments. The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value. Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model. For more information, please refer to note 12 of our interim consolidated financial statements for the period ended March 31, 2004.

Travel

We incurred $15,952 in travel expenses for three months ended March 31, 2004 (2003: $37,127).  This decrease was due to a reduction in travel expenses incurred by TTTC, $7,828 for three months ended March 31, 2004 compared to $30,793 for three months ended March 31, 2003.  In 2003, TTTC’s management traveled frequently due to sales and marketing activities for promoting book sales and building relationships with potential customers in different cities and provinces.  TTTC’s management implemented a cost cutting and cost management plan in order to control indirect expenses, which resulted in reduced travel.  Travel expenses for our other offices were $8,124 (2003: $6,334) for three months ended March 31, 2004, primarily related to travel by our Chairman and our President.

Segmented information

Our operations are in two geographical areas: Canada and China. Our principal corporate office is in Vancouver, Canada and our operating subsidiaries are located in China.  For three months ended March 31, 2004, total consolidated revenue in China was $559,989 (2003: $128,416), including TTTC’s revenue of $554,960 (2003: $128,416), and NEB’s distribution income of $5,029 (2003: $nil).  Profit before amortization and interest expense in China was $1,403 for three months ended March 31, 2004 compared to loss before amortization and interest expense of $160,975 for the same period last year.  For more information, please refer to note 14 of the interim consolidated financial statements for the period ended March 31, 2004.

Liquidity and Capital Resources

We had working capital of $870,000 with cash and cash equivalent balances of $1,124,000 as at March 31, 2004 compared to $952,000 with cash and cash equivalent balances of $1,177,000 as at December 31, 2003.  The decrease of working capital was mainly due to the decrease in accounts payable related to operating activities.

Cash flow from operations was in a deficit position of $583,000 in the first quarter of 2004 compared to $213,000 in the first quarter of 2003.  The increase of the deficit position was mainly due to the significant payment to customers and tax payment of the operating activities.

Cash flow from investing was in a deficit position of $117,000 in the first quarter of 2004 compared to $7,000 in the first quarter of 2003.  The increase was due to the investment in ESL and textbook distribution projects.  For more information, please refer to 6 of the interim consolidated financial statements for the period ended March 31, 2004.

Cash flow from financing was in a positive position of $648,000 in the first quarter of 2004 compared to $318,000 in the first quarter of 2003.  The significant increase was due to the short-term loan from Wild Coyote Securities of $499,994 for working capital purpose and the private placement proceeds of $157,000.  For more information, please refer to notes 9 and 11 of the interim consolidated financial statements for the period ended March 31, 2004.

We reduced by 12% long-term debt to $52,787 as at March 31, 2004 from $59,971 as at December 31, 2003.  On March 16, 2004, we borrowed $500,000 under a short-term loan for working capital purposes, primarily to pay printing costs on orders which have already been received.  The loan bears interest at 8% per annum and is repayable on or before November 1, 2004.  We also reduced our accounts payable to $498,000 as at March 31, 2004 from $1,037,000 as at December 31, 2003.

Subsequent to March 31, 2004, we completed a private placement for gross proceeds of $552,000. The private placement resulted in the issuance of 4,683,500 common shares at CDN$0.16 (~$0.118) per common share and 2,341,750 warrants.  The common shares are subject to a 4-month hold period in Canada.  Each warrant entitles the holder to acquire one common share for a period of two years at an exercise price of CDN$0.20 (~$0.147) per common share.

Our only internal sources of liquid assets are cash flows from operations.  We have no standby line of credit, nor have we been able to make arrangements for such line of credit. We have no external sources of liquid assets.

We will need additional capital to implement the business strategies related to our business plan to launch our planned web-based educational platform: www.csoll.com and to establish a chain of kindergarten schools called “The New Happiness Kindergarten Schools.”

Assuming that adequate working capital is available and we are successful in launching our planned web-based educational platform, management believes that the scale of our operations could change very dramatically.  In management’s view, the most important factor in determining the success or failure of the platform will be the speed of acceptance of the education sector of the use of computer technology and the Internet to access information and use it as a tool for carrying on commercial transactions.  At this time, management believes it is premature to give any reliable estimates on the revenue generating potential of the platform.  The projected capital requirement for the platform is estimated to be $3,000,000 over the next two years.

In addition, we have not launched our New Happiness Kindergarten Schools, and anticipate that we will raise additional capital to implement this business plan.  The success or failure of our New Happiness Kindergarten Schools project will depend upon a variety of factors:  ability to attract qualified teachers and administrators, ability to assemble quality curriculum materials, ability to attract students willing to pay posted tuition fees, and ability to raise the required capital to establish schools.  We are in the process of developing a budget for our New Happiness Kindergarten Schools project and, at this point in time, management believes it is premature to estimate the costs or revenue generating potential of the project.

Contractual Obligations and Commitments

Our only internal sources of liquid assets are cash flows from operations.  We have no standby line of credit, nor have we been able to make arrangements for such line of credit. We have no external sources of liquid assets.

As at December 31, 2003, we had the following contractual obligations and commercial commitments:

Contractual Obligation	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years

Long-Term Debt Obligations	$ 188,814	$ 128,843	$ 59,971	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-

TOTAL	$ 188,814	$ 128,843	$ 59,971	-	-

We have no material commitments for capital expenditures at this time.

We intend to finance any expansion of our existing operations (textbook, study aids, Kindergarten curriculum and ESL materials) from cash flow from operations, or a combination of cash flow from operations and financing.  We anticipate we will be able to meet our contractual obligations from operating cash flow.  In the event that operating cash flow is insufficient to meet our contractual obligations, we will be required to raise new financing to cover the shortfall through the issue of debt or equity. There can be no assurance such new financing will be available or accessible on reasonable terms.

Off Balance Sheet Arrangements

We had no off balance sheet arrangements.

Critical Accounting Policies

Our consolidated financial statements are in conformity with generally accepted accounting principles that require management to select accounting policies which applicable to the Company and make significant accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the results of operation.

Estimates are based upon historical financial records and other assumptions that are believed to be reasonable under the circumstances.  Estimates and assumptions require significant subjective judgment by Management; therefore, actual results may differ from these estimates under different assumptions.

Management has discussed the application of these critical accounting estimates with the board of directors and Audit Committee. This review is conducted annually.  A summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the consolidated financial statements.

Revenue recognition

We recognize revenue under a certain criteria where persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibles is reasonably assured or payment confirmation is received from customers.  Revenues received in advance of these criteria are deferred until future periods.  Sales revenue is mainly derived from the sale of textbooks and related educational materials.  The payment term is usually within a year.

Our customers are primarily government agencies and well-established distribution agents such as Xinhua Bookstore, the largest retail bookstore chain in China; therefore, the credit risk is not significant.  For the year ended December 31, 2003, we wrote off bad debts of $214,617 from the aged receivables of TTTC’s operation.  Those aged receivables were recorded before we acquired TTTC in August 2002.  Management believes the receivables on the book are collectable based on the customers’ credit history.  If those assumptions are not met for certain future transactions, revenue recognized for future periods could be affected.

Valuation of Intangible Assets and Goodwill

Our acquisitions have been accounted for using the purchase method and the results of operations of acquired entities have been consolidated with ours from the date of acquisition.  The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values.  Part of this allocation process requires that we identify the values of the intangible assets acquired. The purchase price of the acquisition always involves subjective judgment and the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These estimates and assumptions will affect the amount of amortization expense to be recognized in future periods.

Effective April 1, 2002, we adopted the Canadian Institute of Chartered Accountants (“CICA”) relating to Section 3062, Goodwill and Other Intangible Assets of CICA Handbook. Under this section, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing the fair value with their carrying values.  Any impairment of goodwill will be expensed in the period of impairment.  Intangible assets with a definite life will continue to be amortized over their defined life.

In September 2003, we tested for goodwill impairment using discounted cash flow model as the primary technique.  The model requires estimates of future cash flow and various assumptions.  The result of test showed that the fair value exceeded the carrying value of the reporting unit, therefore, no write-down of goodwill arose from the application of the impairment model upon adoption of the CICA rules.  If those estimates and assumptions are not met for certain future transactions, amortization of goodwill for future periods could be affected.

Stock-Based Compensation

Effective January 1, 2003, we adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock based payments to employees, non-employees, officers, and directors.  Stock-based compensation granted to employees, non-employees, officers, and directors is expensed at the fair value as determined using the Black-Scholes option valuation model.  Black Scholes option model based on the market share price over a period of time and the return of that stock follow a log-normal distribution.  The model assumes that stocks with no dividends; and the interest rate and the volatility of the stock remain constant over the life of the option.

This new policy has been applied to 2,233,334 director and employee options, and 845,333 consultant options which vested during the year.   As permitted by the transitional provisions of Section 3870 stock based compensation for options which were granted, and vested, prior to January 1, 2003 has not been expensed at fair value.

Foreign currency translation

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction.  Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year.  Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of operations.

All stock options and warrants granted refer to the Canadian dollar stock price, and have been translated into United States Dollars at the exchange rate at the balance sheet date.

We had a $71,120 foreign exchange loss for the year ended December 31, 2003 (2002: $15,028).  Our functional currencies are Canadian dollar and Chinese Renminbi; however, our reporting currency is United States dollar.  The exchange rate of RMB against U.S. dollar was stable throughout the year and there was a slight foreign exchange gain of $2,055 in 2003.  However, due to the strong Canadian dollar relative to the U.S. dollar in 2003, there was a foreign exchange loss of $73,175 on the financial results of our principal business office operations.

Product Research and Development

We currently develop all of our technologies internally.  We anticipate we will spend approximately $1,000,000 to develop the technology related to our web-based educational platform and $200,000 to develop textbooks.  We may also engage consultants to assist us with product research and development, but currently have no arrangements to do so.

The cost for developing technology is expensive and the process will require testing and refinement.  Our commercial success will depend on our ability to introduce our textbooks to additional school districts, develop additional textbooks for new curriculum, successfully launch our web-based educational platform and successfully develop our private Kindergarten School businesses.  These will require us to develop and use increasing sophisticated technologies to generate, sustain and maintain user interest and satisfaction.  See “Note Regarding Forward Looking Statements.”

We are currently in the process of testing our web-based educational platform.  We do not anticipate we will open any private Kindergarten schools until 2005.  There can be no assurance that we will successfully develop and test the technologies and concepts related to our business plan on a timely basis, if at all.  A substantial delay in obtaining the required financing or developing our services and the support services for educators, subscribers and students would have a materially adverse effect on our business and results of operations.  See “Note Regarding Forward Looking Statements.”

Subsequent Events To March 31, 2004

Private placement

On April 21, 2004, we announced the completion of a private placement for gross proceeds of $551,498. The private placement resulted in the issuance of 4,683,500 common shares at $0.118 per common share and 2,341,750 warrants. The common shares are subject to a 4-month hold. Each warrant entitles the holder to acquire one common share for a period of two years at an exercise price of $0.147 per common share.

Stock options

On April 13, 2004, we granted options to acquire 750,000 common shares to a consultant for providing investment and financing advisory services in the Asian market. These options shall be exercisable in whole or in part, at any time and from time to time after the date of grant for a period of two years commencing April 13, 2004 to April 13, 2006 at $0.135 per share.

On April 13, 2004, we granted options to acquire 500,000 common shares to an employee as part of a compensation package. These options are exercisable up to March 30, 2009 at $0.135 per share and shall vest over a period of 18 months from the date of grant, of which one-third shall vest immediately on March 30, 2004, one third shall vest 6 months after the date of grant and the balance shall vest 18 months after the date of grant.

Shares issued

On June 28, 2004, we issued 2,693,472 the remaining common share at $0.1433 per share for a total of $385,847 from treasury as consideration for the final purchase of an 80% interest in NEB through CEN Smart.

Dividend Policy

Our payment of dividends to shareholders will depend on a number of factors such as earnings, our financial requirements and other factors that the Board of Directors considers relevant in the circumstances.  Since we are in a growth phase, there is no current intention to pay dividends on the common shares in the short term.  The Board of Directors will review this policy, from time to time, as circumstances any of its shares.

ITEM 3

DESCRIPTION OF PROPERTY

We currently rent our principal corporate office at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our principal office is approximately 1200 square feet of office space and rent is CDN$1,800 per month.   This lease is a month-to-month basis.

Our subsidiaries lease the following office space in China:

Subsidiary	Address of Office	Term of Lease	Monthly Rent

TTTC	Third Floor North Building No. 3 Huayuanhutong Dongcheng District, Beijing, China	1 year term	$2,925

CEN	Suite 1806, Building 3 No. 209 Beisihuan Zhonglu Haidian District, Beijing China 100083	Mar 1/02 to Mar 1/05	$1,620 (RMB 13,400)

NEB	Suite 604, Entrance 2 Yindu Building 4 Changyin, Changchun City, China	May 1/03 to Apr 30/05	$605. (RMB 5,000)

We do not presently own any property or real estate.

ITEM 4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of August 4, 2004 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)

Directors and Executive Officers

Common Shares	C.F. Zhou 501 – 1345 Burnaby Street Vancouver, BC V6E 1R2	34,401,916(2)	21.11%

Common Shares	Ronald Shon 3059 W. 43rd Ave. Vancouver, BC V6N 3J4	10,709,323(3)	6.57%

Common Shares	William Chang 50 Selby Lane Atherton, California 94025	7,582,157(4)	4.65%

Common Shares	Wang Li 11th Floor, Prime Tower 22 Chaoyangmenwai Drive Beijing, China 100020	333,333(5)	0.20%

Common Shares	Guan Hai 3rd Floor, North Building No. 3 Huayuanhutong Andingmennei Beijing, China 100009	2,202,171(6)	1.35%

Common Shares	Mary Chin 10 – 2088 Winfield Drive Abbotsford BC V3G 3C3	200,000(7)	0.12%

Common Shares	William Calvin	Nil(8)	Nil

Common Shares	Officers and Directors as a group (7 persons)	55,428,900(9)	34.01%

5% Shareholders

Common Shares	C.F. Zhou 501 – 1345 Burnaby Street Vancouver, BC V6E 1R2	34,401,916(2)	21.11%

Common Shares	Ronald Shon 3059 W. 43rd Ave. Vancouver, BC V6N 3J4	10,709,323(3)	6.57%

(1)

Based on an aggregate 150,902,460 common shares outstanding as of July 15, 2004 and 12,091,250 common shares for individual options or warrants which exercisable by such holder within 60 days of July 15, 2004, the total fully diluted (exclude the non-vested options) number of common shares were 162,993,710 as of July 15, 2004.

(2)

Chengfeng Zhou: The fully diluted common shares of Mr. Zhou were 34,401,916 which include total outstanding common shares of 33,401,916, the vested options of 750,000, and  options of  250,000 exercisable within 60 days of July 15, 2004.

(3)

Ronald Shon: The fully diluted common shares of Mr. Shon were 10,709,323 which include total outstanding common shares of 5,209,323, the vested options of 4,500,000 (include 3,000,000 options from an individual shareholder), and options of 1,000,000 exercisable within 60 days of July 15, 2004.

(4)

William Chang: The fully diluted common shares of Mr. Chang were 7,582,157 which include total outstanding common shares of 5,832,157, the vested options of 1,400,000, and options of 350,000  exercisable within 60 days of July 15, 2004.

(5)

Wang Li: The fully diluted common shares of Ms. Li were 333,333 which include  the vested options of 166,667 and options of 166,666  exercisable within 60 days of July 15, 2004.

(6)

Guan Hai: The fully diluted common shares of Mr. Hai were 2,202,171 which include total outstanding common shares of 1,702,171, the vested options of 333,333, and options of 166,667  exercisable within 60 days of July 15, 2004.

(7)

Mary Chin: The fully diluted common shares of Ms. Chin were 200,000 which include the vested options of 100,000 and options of 100,000  exercisable within 60 days of July 15, 2004.

(8)

William Calvin does not have any options.

(9)

The fully diluted common shares owned by all the officers and directors were 55,428,900.

Please note: There are 3,528,246 options available to officers and directors within 60 days of July 15, 2004.

We are not aware of any arrangement which might result in a change in control in the future.

ITEM 5

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles of Incorporation  Our last annual meeting was held on June 24, 2004.  Our executive officers are appointed by and serve at the pleasure of our Board of Directors.

As of August 4, 2004, the following are all of our directors and executive officers:

Directors:

Name	Age	Appointment date

C.F. Zhou	49	March 31, 2000
Ronald Shon	51	March 31, 2000
Wang Li	48	March 11, 2002
William Chang	49	November 27, 2000
William Calvin	73	May 12, 2004

Officers:

Name	Office	Age	Appointment date

C.F. Zhou	Chairman	49	March 31, 2000
Ronald Shon	President	51	March 31, 2000
Mary Chin	Chief Financial Officer	36	July 25, 2003

Description of each person’s business experience:

Chengfeng Zhou, Chairman and Director (Vancouver, British Columbia)

Mr. Chengfeng Zhou is Chairman of China Ventures Inc. from 1994 to 2004. He has also served as President and Director of Double Ocean Investments Inc. in Vancouver, British Columbia.  Mr. Zhou is also a director of Allied Pacific Properties and Hotels Ltd., and served as its President and C.E.O. from 1996 to 1997.  Prior to 1994, Mr. Zhou acted as an advisor to a number of companies in Ontario and China and was a Lecturer at Beijing United University.  Mr. Zhou obtained a B.A. degree from the People’s University of China, Beijing, in 1983 and also studied business in the Faculty of Business Administration of Memorial University of Newfoundland from 1990 to 1991.

Ronald C. Shon, President and Director (Vancouver, British Columbia)

Mr. Ronald Shon is President and a Director of China Ventures Inc.  He is also President of the Shon Group of Companies, a group of privately held real estate investment and development companies.  He has held this position since 1977.  Mr. Shon has also been Chairman of Skyline Gold Corporation since 1986, and is a director of the Spectra Group of Great Restaurants Inc.  He obtained a B.A. degree from Stanford University in 1975 and a M.B.A. degree from the Wharton School, University of Pennsylvania in 1977.

Mary Chin, Chief Financial Officer and Secretary (Vancouver, British Columbia)

Ms. Mary Chin is the Chief Financial Officer and Secretary of China Ventures Inc. Ms. Chin has an extensive background in the areas of financial, accounting, and business consulting. Her diverse and international experience includes working for PricewaterhouseCoopers LLP (HK), the Hong Kong Airport Authority, a subsidiary of Fuji (HK) Bank, a Manitoba labour sponsored fund, and a Vancouver based business valuation firm.

Ms. Chin holds a Bachelor of Science degree in Applied Mathematics in 1993 and a Master of Business Administration degree in 1999 both from the University of Manitoba. Ms. Chin is a member of the Association of Chartered Certified Accountants (ACCA - United Kingdom). She has been serving on the ACCA Board of Officers since 2001.  Ms. Chin has completed Level I of the Chartered Financial Analyst (CFA) program and has completed six required courses of the Canadian Institute of Chartered Business Valuators (CICBV).

Wang Li, Director (Beijing, China)

Ms. Wang Li is the Executive Director of China’s Stock Exchange Executive Council (SEEC) and Managing Director of SEEC Holdings Limited (SEEC Holdings).  Ms. Wang was formerly Executive Vice President of China’s CITIC Industrial Bank, the sixth largest bank in China.  In addition to her wealth of experience in the financial services market, Ms. Wang also brings the cooperation of the SEEC Holdings Limited and its subsidiaries to China Ventures’ operation in Mainland China.

William H.C. Chang, Director (Atherton, California)

Mr. William Chang is a Director of China Ventures and the President and CEO of The Westlake Group, based in San Mateo, California, USA.  The Westlake Group is a consortium of affiliated companies involved in multinational businesses, including broadcasting and venture capital.  He has over 20 years experience in managing over 30 companies in the United States, China, and Japan.  He serves as Trustee of the Asia Foundation, California International Relations Foundation, and the Harvard University Asia Center.  He holds an Oxford GCE in Computer Science and a Bachelor’s degree in Economics from Harvard University.

William Calvin, Director (Vancouver, British Columbia)

Mr. William Calvin is a retired partner of PriceWaterhouseCoopers and was active in Asian Practice, having worked with a number of clients from China, Taipei, and Korea.

Guan Hai, President of Today’s Teachers Technology and Culture Ltd.

Mr. Guan Hai is President of TTTC.  He is 45 years old and was appointed as President on August 1, 2002.  He is a Beijing resident.

Mr. Guan Hai has served as business officer for the Beijing Daily and has also been involved in the Literature and Art Department with Beijing Television.  He was also co-founder of the Beijing Huili Science and Culture Research Institute and has served as Deputy Director of the institution.  He has been with TTTC since 1996 serving as vice-president before being appointed President in 2002.  Mr. Guan Hai is currently studying in the Executive MBA program at Qinhua University.

Feng Yijie, President of NEB

Mr. Feng Yijie is President of NEB and was appointed on September 1, 2003.   Mr. Feng graduated from Changchun Education College and was the head master of Changchun No. 68 Middle School.  He currently serves as the delegate of Chasxang District Congress of Changchun City Executive Director of Chanyang Education Association and Education advisor for West China area.  Mr. Feng has been President of NEB since January 2004.

Other Directorships

Ronald Shon is a director of Skyline Gold Corporation, a TSX Venture listed public company, and The Spectra Group of Great Restaurants, a TSX listed company.

C. F. Zhou is also director of Skyline Gold Corporation and Allied Pacific Properties & Hotels Ltd., both TSX Venture listed companies.

William Calvin does not hold any public corporate directorships other than China Ventures Inc.

William Chang does not have any public corporate directorships other than China Ventures Inc.

Family Relationships

William Chang is the brother-in-law of Ronald Shon; he is married to Mr. Shon’s sister).

Involvement in Certain Legal Proceedings

To our knowledge, none of our directors or executive officers has been involved in any legal proceedings that are material to an evaluation of the ability or integrity of such person.

Board Committees

Our only standing committee of the Board of Directors is an Audit Committee. The Audit Committee is chaired by William Calvin.  Mr. Calvin is independent under the rules of the TSX Venture Exchange and would be considered independent under the rules of the American Stock Exchange.  Mr. Calvin satisfies the requirements of a financial expert under the rules of the SEC.  Our Audit Committee currently consists of three (3) individuals including Mr. Calvin and two other directors, being William Chang, and Ronald Shon, our President.

This committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Such reviews are carried out with the assistance of the Company’s auditors and senior financial management. None of the Company’s directors or executive officers is parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

We do not have a nominating committee or a compensation committee.  These functions are administered by our Board of Directors.

ITEM 6

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executives officers”) for the fiscal year ended December 31, 2003, and the compensation earned by each of the named executive officers for each of the fiscal years ended December 31, 2001, 2002 and 2003.  The determination as to which executive officers were most highly compensated was made with reference to the amounts required to be disclosed under the “Salary” and “Bonus” columns in the table.

SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION				LONG-TERM COMPENSATION AWARDS
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (4)	Securities Underlying Options/SARs (#)	LTIP

Ronald Shon President	2003 2002 2001	$ 90,000 $ 90,000 $ 90,000	0 0 0	0 0 0	0 0 0	3,500,000 options 0 0	N/A

C.F. Zhou Chairman	2003 2002 2001	$ 90,000 $ 90,000 $ 90,000	0 0 0	0 0 0	0 0 0	1,250,000 options 0 0	N/A

Mary Chin CFO	2003 2002 2001	$ 42,414 (1)	0	0	0	300,000 options	N/A

Guan Hai President, TTTC	Aug 8, 2002 to Prsent	84,000 RMB Per Year ($10,169)	2002: RMB120,000 2003: RMB240,000	0	0	1,000,000 options	N/A

Feng Yijie President, NEB	Sept 01, 2003 to Present	60,000 RMB Per Year ($7,264)	0	0	0	N/A	N/A

(1)

Mary Chin was appointed Chief Financial Officer and Corporate Secretary on July 15, 2003.

Our Directors do not receive any stated salary for their services as directors or members of committees of the Board of Directors, but by resolution of the Board, a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Directors may also serve our company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants

We have three option plans approved by the shareholders.  These option plans are dated March 31, 2000, August 17, 2000 and February 21, 2003.  The March 31, 2000 and the August 17, 2000 plan allows for the issuance of 5,000,000 options each, while the February 21, 2003 plan allows for the issuance of 1,900,000 options.  The February 21, 2003 plan was subsequently amended and approved by the shareholders at the June 24, 2004 Annual General Meeting.  Under the terms of the amended Stock Option plan, the maximum number of Common Shares which may be granted under the Amended Stock Option Plan, together with the Common Shares reserved for issuance under the March 31, 2000 Stock Option Plan of the Company and the August 17, 2000 Stock Option Plan of China Ventures, would be equal to 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis.)

The following table sets forth the stock options granted to our named executive officers and directors during the year ended December 31, 2003.  No stock appreciation rights were awarded.

Name	Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price (CDN$/Share)	Expiration date

Ronald Shon	3,000,000	47.9%	CDN$0.21 (~$0.133)	4-14-08
C.F. Zhou	750,000	12.0%	CDN$0.21 (~$0.133)	4-14-08
Guan Hai	500,000	8.0%	CDN$0.21 (~$0.133)	4-14-08
Wang Li	500,000	8.0%	CDN$0.21 (~$0.133)	4-14-08

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options/SARs at FY-end (#) Exercisable / Unexercisable	Value of unexercised in-the-money options/SARs at FY-end ($) Exercisable / Unexercisable

Ronald Shon	0	0	1,000,000 / 2,000,000	0
C.F. Zhou	0	0	250,000 / 500,000	0
Guan Hai	0	0	166,667 / 333,333	0
Wang Li	0	0	166,667 / 333,333	0

We have not re-priced any options / SARs during the last fiscal year.

Long Term Incentive Plan Awards

No long-term incentive plan awards have been made by China Ventures to date.  However, we are considering this plan in the future.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for the directors or officers.  However, we are planning to implement some retirement benefit plans for employees.

Compensation of Directors

We do not compensate our directors.  None of our directors received compensation for their service as directors during the fiscal year ended December 31, 2003.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

We have no employment contracts or arrangements between us or our subsidiaries and our directors and/or executive officers, however; we are planning to have employment contracts with key officers and employees.

ITEM 7

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since our organization that had or is anticipated to have a materially affect on us or our business, or any proposed transaction that would materially affect us or our business, except for an interest arising from the ownership of our shares where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in our capital.

C. F. Zhou and Ronald Shon each receive salary and compensation package they receive as officers of the Company.

International Skyline Gold Corporation (“Skyline Gold”) is a mining company in Vancouver, British Columbia, Canada.  Skyline Gold has directors in common with us.  China Ventures’ head office shared the office space with Skyline Gold in the past and moved out in September 2002.  During the year ended December 31, 2003, the Company incurred an expense of $6,590 (2002 - $21,624, including office space) in office staff benefits and storage rental to Skyline Gold.  During the three months ended March 31, 2004, we incurred an expense of $1,410 in office staff benefits and storage rental to Skyline Gold.

Lanch Holdings Ltd (“Lanch”) is a real estate company in Vancouver, British Columbia, Canada.   Lanch is controlled by an immediate family member of a director/officer of the Company.  During the year ended December 31, 2003, the Company received an advance of $42,484 (2002 - $7,511) from Lanch for working capital requirements.  As at March 31, 2004, we had a total balance due to Lanch of $42,046 was recorded in due to related parties.  The advances are non-interest bearing.  As of July 15, 2004, we have repaid these loans.

BDR Investments Ltd (“BDR”) is a real estate company in Vancouver, British Columbia, Canada.  BDR is controlled by Ronald Shon, a director/officer of the Company.  During the year ended December 31, 2003, the Company incurred an expense of $22,894 (2002 - $5,749) in office rent and parking to BDR.   Since September 2002, China Ventures’ head office has been sharing the office space with BDR.  During three months ended March 31, 2004, the Company incurred an expense of $4,834 in office rent and parking to BDR.

Beijing Anli Information & Consulting Company (“Anli”) is a consulting company involved in the education industry in China.  Both Anli and its major shareholder are shareholders of China Ventures.  During the year ended December 31, 2003, we received cash proceeds of $77,350 from Anli for exercising its warrants to buy 1,200,000 common shares at $0.064.  We advanced funds of $146,017 to Anli.  The loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing.  The loan is to be repaid on or before October 31, 2004.  We are holding the 1,200,000 common shares as collateral.  As at March 31, 2004, the total balance due from Anli of $146,010 was recorded as related parties receivables.

As at March 31, 2004, the Company made a total non-interest bearing advance of $21,994 to an officer. The Company is withholding the salary of the officer until the loan is fully recovered. The loan is to be repaid by July 2004.

We believe that all of the above described transactions are on as favorable terms to us as such agreements could have been negotiated at arms’ length with unrelated third parties.

ITEM 8

DESCRIPTION OF SECURITIES

The authorized share capital of the Company consists of 200,000,000 common shares with no par value and 100,000,000 preferred shares with no par value.  There are no unusual rights or restrictions attached to that class.  As at August 4, 2004 the Company had a total of 150,902,460 common shares issued and outstanding.  All of the issued common shares of the Company are fully paid and not subject to any future call or assessment.

On July 29, 2004, we had an extraordinary meeting of shareholders to approve an amendment to our articles to effect a five for one reverse split of our issued and outstanding common shares and to change our name to “China Education Resources Inc.”  These amendments were approved by the shareholders and management and directors were given the power to affect the consolidation and name change at their discretion.

Holders of Common Shares are entitled (i) to receive ratable dividends from funds legally available for distribution when and if declared by the Board of Directors; (ii) to share ratably in all of the Registrant’s assets available for distribution upon liquidation or winding up of the Registrant; and (iii) to one vote for each share held of record on each matter submitted to a vote of shareholders.  Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Registrant.  The Common Shares do not have cumulative voting, pre-emptive, purchase or conversion rights.  There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Registrant.  Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Company Act (British Columbia).

There are no restrictions on the repurchase or redemption of the Common Shares by the Registrant provided that such purchase or redemption is either made through a stock exchange, from a bona fide employee of the Registrant or an affiliate or his personal representative, or is under an offer to purchase pro rata made to every holder or is required to be made pursuant to the Company Act (British Columbia) upon exercise by the holder of certain dissent provisions or shareholders remedies set out therein, and provided further that the Registrant is not insolvent at the time of such repurchase or redemption nor would be made insolvent by such action.

The Registrant is limited in its ability to pay dividends on its Common Shares by limitations under the Company Act (British Columbia) relating to the sufficiency of profits from which dividends may be paid.  The Registrant currently has no intention of paying dividends on its Common Shares.

Pursuant to applicable provisions of the Company Act (British Columbia), no right or special right attached to shares issued by the Registrant may be prejudiced, altered or otherwise interfered with unless the members of the class of shareholders affected consent to such action by a separate resolution of the members of the class adopted by at least a majority of 75% of the votes cast with respect to the resolution.

PART II

ITEM 1

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER RELATED STOCKHOLDER MATTERS

The principal market for the Company’s common shares is the TSX Venture Exchange.  Our common shares trade under the symbol “CVI.”  The price information requested is as follows:  (in Canadian dollars)

Year	High (CDN$)	Low (CDN$)
2002
1st quarter	0.06	0.02
2nd quarter	0.05	0.02
3rd quarter	0.03	0.01
4th quarter	0.14	0.01
2003
1st quarter	0.27	0.10
2nd quarter	0.23	0.15
3rd quarter	0.20	0.14
4th quarter	0.18	0.13
2004
1st quarter	0.18	0.13

On August 4, 2004, the closing price of our common shares was CDN$0.15.  As of August 4, 2004, we had approximately 2,600 shareholders of record.

We have not declared or paid any cash dividends on our common stock since our inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future.  Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements, and other factors deemed relevant by our Board of Directors.

ITEM 2

LEGAL PROCEEDINGS

We are not a party to, and none of our property is subject to, any pending or threatened legal proceeding.

ITEM 3

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

N/A

ITEM 4

RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of securities sold by the Company in the last three years:

On February 11, 2002, we issued 1,200,000 common share purchase warrants to Anli to buy common shares at a price of $0.0.064 per share.  These warrants were issued to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  The warrants were exercised on January 9, 2003.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On August 1, 2002, we issued 7,030,676 shares at a deemed value of $0.011 per share to effect the acquisition of an 70% interest in TTTC through CEN Smart.  We also issued 1,500,000 shares at a deemed value of $0.025 per share as part of a consulting agreement for the acquisition of TTTC.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 9, 2003, Anli exercised its warrants of 1,200,000 common shares.  We issued 1,200,000 common shares at $0.064 per share to Anli in China on exercise of warrants for $77,350 cash. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 21, 2003, we issued 2,727,272 common shares to two investors pursuant to a private placement agreement which at $0.072 per share for $195,798 cash.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 21, 2003, we issued 200,000 common shares at a deemed value of $0.025 per share which is equivalent to, with for $4,960 to settle the outstanding debt as at December 31, 2002 to a consultant in Canada. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 27, 2003, we issued 2,500,000 common shares at a deemed value of $0.079 per share which is equivalent to $196,760 to settle the outstanding debt as at December 31, 2002 to a consultant. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 27, 2003, we issued 1,000,000 common shares pursuant to a private placement agreement which at $0.072 per share to Lanch Holdings Ltd (“Lanch”), for $72,145 cash.  Lanch is controlled by an immediate family member of a director/officer of the Company. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On February 28, 2003, we cancelled 6,300,000 outstanding shares pursuant to a settlement agreement.

On March 27, 2003, we received the proceeds of $12,729 pursuant to a share subscription agreement with a consultant in 2001.

On June 19, 2003, we issued 7,525,242 common shares to nine investors pursuant to a private placement agreement which at $0.127 per share for $957,410 cash.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On July 23, 2003, we issued 3,246,144 common shares to two investors pursuant to a private placement agreement which at $0.127 per share for $412,412 cash.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On October 14, 2003, we issued the first tranche of 3,000,000 common shares at $0.1375 per share for a total of $412,131 from treasury as consideration for the purchase of an 80% interest in NEB through CEN Smart. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 8, 2004, we issued 1,500,000 units to one investor at $0.105 per unit for proceeds of $157,835.  Each unit consisted of one common share and 2/3 of a common share purchase warrant, each whole warrant exercisable to acquire one additional common share for a period of two years at $0.128 per share.  These securities were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On April 21, 2004, we issued 4,683,500 common shares to 29 investors at $0.118 per common share for proceeds of $551,498.  Each unit consisted of one common share and 1/2 of a common share purchase warrant, each whole warrant exercisable to acquire one additional common share for a period of two years at $0.147 per share.  These securities were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  A commission of $680 was paid to Penson Financial Services.  First Associates Investment Inc. was paid 75,000 common shares and 37,500 warrants; each warrant entitles First Associates to acquire one common share for a period of two years from April 21, 2004, for $0.147 per share.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On June 28, 2004, we issued 2,693,472 the remaining common share at $0.1433 per share for a total of $385,847 from treasury as consideration for the final purchase of an 80% interest in NEB through CEN Smart. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

ITEM 5

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles provide that, subject to the provisions of the Company Act (British Columbia), the Company shall indemnify each director or officer or former director or officer of the Company and each other individual who acts or has acted at the Company’s request as a director or officer, or in a similar capacity, of another entity, and each such individual’s respective the heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in a civil, criminal, administrative, investigative or other proceeding the individual is involved because of that association with the Company or other entity, provided that:

(a)

The individual acted honestly and in good faith with a view to the best interests of the Company or other entity; and

(b)

In the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing the conduct was lawful.

The Company Act (British Columbia) has similar indemnification provisions and expressly provides that each director or officer or former director or officer of the Company or another individual who acts or has acted at the Company’s request in a similar capacity of another entity is entitled to indemnity from the Company in respect to all costs, charges and expenses reasonably incurred by such individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Company or other entity, if he or she (i) satisfies the requirements of (a) and (b) above and (ii) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

The Company Act (British Columbia) provides that the Company with court approval may indemnify a person in respect of all costs, charges and expenses reasonably incurred by such individual in a derivative action (an action by or on behalf of the Company or other entity to procure judgment in its favor) to which the individual is subject because of the individual’s association with the Company or other entity if he or she satisfies the requirements of (a) and (b) above.

The Company’s Articles also provide that the Company may advance monies to a person for costs, charges and expenses in a civil, criminal, administrative, investigative or other proceeding the individual was involved because of his or her association with the Company or other entity.

The Company maintains Directors’ and Officers’ Liability Insurance for its Directors in the amount of CDN$3,000,000.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized.

China Ventures Inc.

Date: August 4, 2004

By: /s/ Chengfeng Zhou________

Chengfeng Zhou, Chairman

By: /s/ Ronald Shon___________

Ronald Shon, President

PART III

INDEX TO EXHIBITS

Exhibit Number	Description	Sequentially Numbered Page
3.1	Certificate of change of name for the Company issued July 26, 2000 by the British Columbia Registrar of Companies.
3.2	Special resolution of Copper Mountain Mines Ltd. passed July 20, 2000 changing its name to “China Ventures Inc.”
3.3	Memorandum of the Company (altered by special resolution passed July 20, 2000)
3.4	Order of the Supreme Court of British Columbia dated July 24, 2000 regarding the plan of arrangement and a copy of the plan
3.5	Amendment to the plan of arrangement
3.6	Certificate of amalgamation for Copper Mountain Mines Ltd. issued March 31, 2000 by the British Columbia Registrar of Companies
3.7	Arrangement agreement between International Skyline Gold Corporation, 588056 BC Ltd. and Copper Mountain Mines, Ltd. dated February 24, 2000
3.8	Articles of Copper Mountain Mines Ltd. (now articles of China Ventures Inc.)
10.1	Indemnity to William H.C. Chang dated September 25, 2000. Indemnity to Chengfeng Zhou dated April 17, 2000 and indemnity to Ronald C. Shon dated April 17, 2000
10.2	Incentive stock option plan of Copper Mountain Mines Ltd. dated March 31, 2000
10.3	Incentive stock option plan dated August 17, 2000
10.4	Amended incentive stock option plan dated February 21, 2003
10.5	Stock option agreement dated April 24, 2000 between Ronald C. Shon and Copper Mountain Mines Ltd.
10.6	Stock option agreement dated April 24, 2000 between Chengfeng Zhou and Copper Mountain Mines Ltd.
10.7	Stock option plan dated September 25, 2000 between William H.C. Chang and the Company
10.8	Stock option agreement dated January 14, 2003 between Hume, Kieran Inc. and the Company
10.9	Amendment to stock option agreement dated January 22, 2003 between Hume, Kieran Inc. and the Company
10.10	Cancellation agreement dated February 3, 2003 between the Company and William H.C. Chang
10.12	Stock option agreement dated April 13, 2003 between Guan Hai and the Company
10.13	Stock option agreement dated April 14, 2003 between Dong Qisheng and the Company
10.14	Amendment to stock option agreements dated April 14, 2003 between William H.C. Chang and the Company
10.15	Amendment to stock option agreement dated April 14, 2003 between Ronald C. Shon and the Company
10.16	Amendment to stock option agreement dated April 14, 2003 between Chengfeng Zhou and the Company
10.17	Stock option agreements dated April 14, 2003 between Ronald C. Shon and the Company
10.18	Stock option agreement dated April 14, 2003 between Chengfeng Zhou and the Company
10.19	Stock option agreement dated April 14, 2003 between Wang Li and the Company
10.20	Cancellation agreement dated February 2, 2004 between Cavalcanti Hume Funfer Inc.
10.21	Stock option agreement dated April 13, 2004 between Guan Hai and the Company
10.22	Stock option agreement dated April 13, 2004 between Phoenix Mountain Consulting Limited and the Company
10.23	Stock option agreement dated March 30, 2004 between Raymond J. Skiptunis and the Company
10.24	Stock option agreement dated March 30, 2004 between Mary Chin and the Company
10.25	Stock option agreement dated October 1, 2002 between Ronald C. Shon and Yifan Xu
10.26	Share Purchase Agreement dated July 20, 2000 among CEN China Education Network Ltd. and China Ventures Inc.
10.26a	Assumption, Amending and Confirmation Agreement between Copper Mountain Mines Ltd. and CEN China Education Network Ltd.
10.27	Share Purchase Agreement dated June 9, 2002 among China Ventures Inc., CEN Smart Networks Ltd., Chengbo Science & Trade Co., and Beijing Sky-Land Culture Ltd.
10.28	[Today’s Teachers Technology & Culture Ltd. purchase agreement]
10.29

Share Purchase Agreement dated September 6, 2003 among China Ventures Inc., CEN Smart Networks Ltd., Northern Education Book Ltd., Ansheng Zeng, Xiaodoong Gao, Chenggang Zhou,  Cuiping Zhaung and Liping Cai

10.30	Financial Advisory and Investment Banking Agreement between vFinance and China Ventures Inc. dated April 5, 2004
10.31	Agreement between Today’s Teacher Technology and Culture Ltd. and Equipment Division, Department of Education (Sichuan) dated January 9, 2003
10.32	Entrustment Letter between Today’s Teacher Technology and Culture Ltd., as trustee, and The Project Team of the Key Research Project dated April 2, 2003
10.33	Cooperation Agreement between Anhui Guoxun Education, Science and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated August 11, 2003
10.34	Cooperation Agreement between Zhongshang Xinhua Books Networks Co., Ltd. and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated November 4, 2003
10.35	Print Rights Agreement between InternetESL.com and China Ventures, Ltd. dated January 23, 2003
10.36	Agreement between Today’s Teacher Technology and Shanghai Teachers Training Centre dated March 13, 2003
10.45	[Agreement between Zhu Jiaxoung and TTTC – jointly develop Grade A Kindergarten curriculum]	Typical author’s agreement
10.46	[Agreement between Zhongshang Xinhua Books Networks Co. and TTTC.]
10.47	Promissory Note for $500,000 payable to Wild Coyote Securities
13.1	Form F-X
21.1	List of Subsidiaries
23.1	Consent of Independent Auditor